Form 10-K, Exhibit 13
period 1996-12-31
BROWN BENCHMARK PROPERTIES LIMITED PARTNERSHIP
filed 1997-03-25
CIK 818084

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                                            1996 ANNUAL REPORT


                                              March 14, 1997

Dear Partner

     This report for Brown-Benchmark Properties Limited Partnership contains the operating results of its three apartment properties during 1996.

OPERATIONS

     Rental revenues increased $132,342, or 3.7%, for the year ended December 31, 1996 as compared to the year ended December 31, 1995. This increase resulted from higher rental revenues at each of the three communities. Collectively, the properties' 1996 aggregate occupancy level of 93% was virtually unchanged from 1995. However, rental rates increased on unit types at each property as the respective markets allowed. The average rental rate for the portfolio increased from $538 in 1995 to $561 in 1996, representing an increase of 4.3%.

     Management  was  again  diligent  in  its  efforts  to  control   operating
expenditures at each of the three communities. Total operating expenses, excluding interest charges, depreciation and amortization costs, increased by 4.0% in 1996 compared to 1995. The majority of the increase was due to higher maintenance and repair expenses, as a result of increased apartment turnovers in 1996. Controllable operating expenses for the communities remained stable.

     Due to the larger increase in rental revenues versus expenses (excluding interest charges, depreciation and amortization costs) during 1996, the net operating income of the properties increased $70,515, or approximately 3.4%, when compared to 1995. During the past two years, the net operating income of all three properties has increased by approximately $164,000.

     Capital improvements during 1996 totaled $117,569 and consisted primarily of replacement of carpets, vinyl flooring and compressors, and approximately $25,000 of roof repairs at the Woodhills property. Similar improvements to the properties during 1995 were $73,397. The Partnership does not anticipate an outlay for any significant capital improvements or repair costs in 1997 that might adversely impact upon its liquidity. The properties remain in good physical condition.

     The average occupancy level experienced at the Oakbrook property in Columbus, Ohio, has remained stable and was 95% in 1996 compared to 96% in 1995. The average rental rates increased from $524 in 1995 to $551 in 1996. As a result of the increase in rental rates, revenues received at the property during 1996 increased $29,664 when compared to 1995. While the Columbus rental market remains competitive, our excellent location and curb appeal should assist management in maintaining high occupancy levels throughout

                             BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


 1997. In addition to maintaining cost controls, management's focus in 1997 will be to achieve a 3% rental rate increase and to maintain occupancy at or above 95%.

     At the Woodhills property in Dayton, Ohio, the average occupancy level in 1996 was 92%, 1.0% higher than 1995 and 3.0% higher than 1994. In addition, rental rates at the community increased from $528 in 1995 to $552 in 1996. As a result of the increase in occupancy and rental rates, revenues increased $61,888. While the rental market surrounding the property remains competitive, management is optimistic that the positive trends in occupancy can be maintained. We anticipate occupancy levels to increase slightly in 1997 to 93%.

     Deerfield, our Cincinnati, Ohio property, experienced a slight decrease in its annual average occupancy level in 1996, which was 92% compared to 94% in 1995. However, the effective rental rates at the property increased from $547 in 1995 to $576 in 1996. Revenues, as a result, increased $40,792 during 1996 when compared to 1995. Management's goal in 1997 is to increase average occupancy to 95% while implementing rental rate increases of approximately 2.5%.

CASH DISTRIBUTIONS

     During 1995, the properties' total overall cash flow represented a yield of approximately 4.2% on invested capital, and the Partnership increased the distribution rate to 4.0%. In 1996, the properties generated cash flow which yielded 4.35% on invested capital and the General Partners maintained a 4.0% payout to investors. The fourth quarter 1996 distribution to partners was made on February 12, 1997. Preliminary review of next year's operating budget suggests Partnership cash flow should produce a yield of approximately 6.0% on invested capital. The General Partners will review Partnership reserves and working capital requirements with respect to distribution levels during 1997. We currently expect the 4.0% distribution rate to remain in place throughout the first half of the year before increasing during the second half of the year.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


OUTLOOK

     The General Partners have a commitment to refinance the first mortgage loans on all three properties effective June 1, 1997. The amount of the new loans will be sufficient to retire the existing loans, pay the costs and fees associated with the refinancing, and generate approximately $200,000 in excess proceeds. The interest rate on the new loans will be 7.7%, a reduction from the existing interest rate of 9.0%. As a result of the refinancing, the annual debt service payments of all three properties will decrease by a total of approximately $164,000. The General Partners intend to use the excess proceeds from the refinancing to perform capital improvements that will upgrade the apartment interiors and properties in general.

     The Partnership's goal in the upcoming year is to maximize the properties' income stream by controlling operating and discretionary expenses while raising rental rates, close the refinancing and increase the cash distributions to investors in the second half of 1997 to 6.0%. We are optimistic that the positive operating trends experienced in 1996 will continue in 1997.

Very truly yours,


John M. Prugh, President                     Daniel P. Riedel, President
Brown-Benchmark AGP, Inc.                    Benchmark Equities, Inc.
Admistrative General Partner                 Development General Partner

                            REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS




The Partners
Brown-Benchmark Properties Limited Partnership

We have audited the accompanying balance sheets of Brown-Benchmark Properties Limited Partnership as of December 31, 1996 and 1995, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown-Benchmark Properties Limited Partnership at December 31, l996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                       /s/  Ernst & Young, LLP


Baltimore, Maryland
January 29, 1997

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                                                       Balance Sheets
                                                                                        December 31,
                                                                               1996                     1995

Assets

Investment in real estate                                                $    15,918,923          $    16,846,034
Cash and cash equivalents                                                         402,707                  342,171
Other assets
         Accounts receivable, net of allowance for doubtful
                accounts of $54,189 and $64,753, respectively                      74,999                  124,435
         Prepaid expenses                                                          15,084                   15,178
         Escrow for real estate taxes                                             234,714                  236,252
         Loan fees, less accumulated amortization
                of $72,484 and $56,091, respectively                               89,256                   25,899

                Total other assets                                                414,053                  401,764

                      Total assets                                        $    16,735,683          $    17,589,969

Liabilities and Partners' Capital

Liabilities
         Accounts payable and accrued expenses                            $       493,855          $       453,476
         Tenant security deposits                                                 141,606                  137,211
         Due to affiliates                                                          8,039                    7,609
         Mortgage loans payable                                                14,202,270               14,387,506

                      Total liabilities                                        14,845,770               14,985,802


Partners' Capital
         General Partners                                                        (175,806)                (161,521)
         Assignor Limited Partner
                Assignment of limited partnership
                  interests - $25 stated value per unit
                  500,000 units outstanding                                     2,150,367                2,850,280
                Limited partnership interests -
                  $25 stated value per unit,
                  40 units outstanding                                            (84,748)                 (84,692)
         Subordinated Limited Partners                                                100                     100

                      Total partners' capital                                   1,889,913                2,604,167

                      Total liabilities and partners' capital             $    16,735,683          $    17,589,969

See accompanying notes to financial statements.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


                                                  Statements of Operations
                                              For the years ended December 31,

                                                                  1996                1995                1994

Revenues
    Rental                                                 $     3,729,659     $     3,597,317     $     3,492,459
    Interest income                                                 10,675              12,178              13,812

                                                                 3,740,334           3,609,495           3,506,271

Expenses
    Compensation and benefits                                      347,006             335,778             332,014
    Utilities                                                      302,552             306,811             306,387
    Property taxes                                                 344,250             343,175             334,459
    Maintenance and repairs                                        271,301             229,458             242,438
    Property management fee                                        167,381             160,836             156,245
    Advertising                                                     28,928              28,985              29,877
    Insurance                                                       32,277              31,834              34,777
    Other                                                           42,729              31,697              31,076
    Administrative                                                  56,039              62,062              55,314
    Interest expense                                             1,290,809           1,303,244           1,317,768
    Depreciation of property and equipment                       1,044,680           1,036,554           1,029,057
    Amortization of loan fees                                       16,393              16,398              16,398

                                                                 3,944,345           3,886,832           3,885,810

Net loss                                                   $      (204,011)   $       (277,337)   $       (379,539)

Net loss per unit of assignee limited
    partnership interest                                   $         (0.40)   $          (0.54)   $          (0.74)

See accompanying notes to financial statements.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


                                               Statements of Partners' Capital
                                              For the years ended December 31,




                            Assignor Limited Partner
                                                       Assignment
                                                       of Limited       Limited       Subordinated
                                        General        Partnership    Partnership        Limited
                                        Partners       Interest        Interest         Partners         Total





Balance at December 31, 1993        $     (130,525) $   4,368,966   $      (84,570) $         100   $   4,153,971

Net loss                                    (7,591)      (371,918)             (30)            --        (379,539)

Distributions to partners
             and unitholders                (8,929)      (437,500)             (35)            --        (446,464)

Balance at December  31, 1994             (147,045)     3,559,548          (84,635)           100       3,327,968

Net loss                                    (5,547)      (271,768)             (22)            --        (277,337)

Distributions to partners
             and unitholders                (8,929)      (437,500)             (35)            --        (446,464)

Balance at December  31, 1995             (161,521)     2,850,280          (84,692)           100       2,604,167

Net loss                                    (4,080)      (199,915)             (16)            --                    (204,011)

Distributions to partners
             and unitholders               (10,205)      (499,998)             (40)            --        (510,243)

Balance at December  31, 1996       $     (175,806) $   2,150,367   $      (84,748) $         100   $   1,889,913

See accompanying notes to financial statements.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


                                                  Statements of Cash Flows
                                              For the years ended December 31,

                                                                 1996                 1995              1994


Cash flows from operating activities
    Net loss                                               $       (204,011)   $       (277,337)   $       (379,539)
    Adjustments to reconcile net loss to net
      cash provided by operating activities
          Depreciation of property and equipment                  1,044,680           1,036,554           1,029,057
          Amortization of  loan fees                                 16,393              16,398              16,398
          Changes in assets and liabilities
            Decrease (increase) in accounts receivable, net          49,436             (43,705)            (17,870)
            Decrease (increase) in prepaid expenses                      94                 (21)             (9,226)
            Decrease (increase) in escrow deposits                    1,538             (24,391)            (24,042)
            Increase (decrease) in accounts payable
                and accrued expenses                                 40,379             (15,803)            (11,852)
            Increase in tenant security deposits                      4,395               1,642               4,369
            Increase (decrease) in due to affiliates                    430                (272)             (2,618)

Net cash provided by operating activities                           953,334             693,065             604,677

Cash flows from investing activities-
    additions to investment in real estate                         (117,569)            (73,397)            (70,164)

Cash flows from financing activities
    Financing costs                                                 (79,750)               --                  --
   Mortgage loan principal reduction                               (185,236)           (169,349)           (154,827)
   Distributions to partners                                       (510,243)           (446,464)           (446,464)

Net cash used in financing activities                              (775,229)           (615,813)           (601,291)

Net increase (decrease) in cash and cash equivalents                 60,536               3,855             (66,778)
Cash and cash equivalents
    Beginning of period                                             342,171             338,316             405,094

    End of period                                          $       402,707     $        342,171     $       338,316

See accompanying notes to financial statements.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                                                Notes to Financial Statements
                                                      December 31, 1996

(1)    Organization

       Brown-Benchmark Properties Limited Partnership (the "Partnership") was formed on June 1, 1987 for the purpose of acquiring, developing and operating three residential multifamily developments in Ohio (the "Properties"). The maximum capital of $12,500,000 raised from the admission of holders of assignee limited partnership units ("Units") to the Partnership enabled the Partnership to acquire and commence construction of the three Properties. The Properties are:

         Property I:
                      Woodhills, a 186-unit residential multifamily community in West Carrollton, Montgomery County, Ohio;

         Property II:
                      Oakbrook, a 181-unit residential multifamily community in Reynoldsburg, Franklin County, Ohio; and

         Property III:
                      Deerfield, a 223-unit residential multifamily community in Union Township (greater Cincinnati area), Ohio.


Construction was completed on all phases of each property by September 30, 1989.

     Brown-Benchmark AGP, Inc. is the Administrative General Partner and Benchmark Equities, Inc. is the Development General Partner. The Assignor Limited Partner is Brown-Benchmark Holding Co., Inc. Benchmark Communities, Inc. and Realty Associates 1987 Limited Partnership are the Subordinated Limited Partners. The Partnership will terminate on December 31, 2037, unless the Partnership is sooner dissolved in accordance with the provisions of the Partnership Agreement.

      (2) Summary of Significant Accounting Policies

           Method of Accounting

       The accompanying financial statements have been prepared on the accrual basis of accounting. The Partnership reports its operating results for income tax purposes on the accrual basis. No provision for income taxes is made because any liability for income taxes is that of the individual partners and not that of the Partnership.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

       Revenues from rental property are recognized when due from tenants. Leases are generally for one year or less.

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
       Actual results could differ from those estimates.

       Cash Equivalents

       The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

       Depreciation

       Depreciation   of  property   and   equipment   is  computed   using  the
       straight-line method over the useful lives of the property and equipment as follows:

              Buildings                                  25 years
              Furniture, fixtures and equipment          10 years

       Amortization

       Loan fees incurred to obtain and renew the permanent financing have been capitalized and are amortized over the life of the loans.

       Fair Value of Financial Instruments

       The fair value of financial instruments is determined by reference to various market data and other valuation consideration. The fair value of financial instruments approximate their recorded values.

       Impairment of Long-Lived Assets

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP carrying amounts of those assets. During 1996, no events or circumstances indicated that the assets of the Partnership were impaired. Prior to 1996, the Partnership's investment in real estate was carried at the lower of net realizable value or cost, net of accumulated depreciation, on an individual property basis.


       (3) Investment in Real Estate


       Investment in real estate is summarized as follows at December 31:

                                                      1996                               1995

         Land                                    $   1,257,000                      $   1,257,000
         Buildings                                  21,174,948                         21,120,535
         Furniture, fixtures and equipment           2,013,514                          1,950,358

                                                    24,445,462                         24,327,893
         Less: Accumulated depreciation              8,526,539                          7,481,859

         Total                                   $  15,918,923                      $  16,846,034


(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and money market funds, stated at cost, of $402,707 and $342,171, which approximates market value at December 31, 1996 and 1995, respectively.

(5)    Related Party Transactions

       The Partnership expensed certain administrative and professional fees of $39,548 in 1996, $36,467 in 1995 and $39,494 in 1994, of which $8,039,
       $7,609 and $7,881 were payable to the Administrative General Partner at December 31, 1996, 1995 and 1994, respectively.

       These reimbursements were for costs and expenses associated with administering the Partnership, including clerical services, investor communication services and reports and filings made to regulatory authorities.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

       Benchmark Properties, Inc., an affiliate of the Development General Partner, and managing agent for the Properties, earned a management fee equal to 4.5% of the gross monthly operating revenues of the Properties. The total management fee expense was $167,381 for 1996, $160,836 for 1995 and $156,245 for 1994.

(6)    Mortgage Loans Payable

       The mortgage loans on the Properties are with The Canada Life Assurance Company (the "Lender"). Effective August 1, 1992, the existing mortgage loans were renewed for a term of 5 years at an interest rate of 9.0%. Monthly payments are based on a 27- year amortization schedule with a balloon payment due at the end of the 5-year term. The Partnership incurred loan fees totaling $81,990 with respect to the refinancing of the mortgage loans payable in 1992. The loan fees have been capitalized and are amortized over the life of the loans. These loans are secured by the land, buildings and improvements of the apartment communities.

       The mortgage amounts outstanding at December 31 are:

                                         1996             1995

         Woodhills                  $   4,218,044    $   4,273,058
         Oakbrook                       4,199,379        4,254,151
         Deerfield                      5,784,847        5,860,297

                                    $  14,202,270    $  14,387,506



The    mortgage   loans  mature  in  1997.   Mortgage  loan  interest  paid  was
       $1,290,809,  $1,303,244  and  $1,350,763 for the years ended December 31,
       1996, 1995 and 1994, respectively.

       The Partnership has secured loan renewal commitments from The Canada Life Assurance Company for loans totaling $14,500,000. The renewal terms provide for a term of five years at an interest rate of 7.70%. Monthly payments will be based on a 25-year amortization schedule with a balloon payment due at the end of the 5-year term.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

           The loan renewal provides for a closing of the new loans on February 28, 1997, however, the existing terms will remain in effect until June 1, 1997, at which time the new loan terms become effective.

           In 1996, the Partnership paid nonrefundable standby commitment fees in the amount of $79,750. These costs were capitalized as financing fees in 1996 and will be amortized over the new term of the loans commencing in 1997.

       (7) Income (Losses) for Income Tax Purposes

           The Partnership's income (losses) for income tax purposes differ from the losses for financial reporting purposes due mainly to differences in the Partnership's computation of depreciation for income tax purposes. For income tax purposes, real property, other than land, and personal property, are being depreciated over 27 1/2 and 7 years, respectively, using the Modified Accelerated Cost Recovery System. The tax losses are as follows:

                                            1996         1995         1994

Losses for financial reporting purposes   $(204,011)   $(277,337)   $(379,539)
Other income adjustments                       -         (28,685)     (15,218)
Decreased tax depreciation
  from financial reporting depreciation     211,093      196,157       49,616

Income (losses) for income tax purposes   $   7,082    $(109,865)   $(345,141)


(8)    Distributions to Investors

       Distributions of cash to investors were $510,243 for the year ended December 31, 1996 and $446,464 for the years ended December 31, 1995 and 1994. Distributions were allocated 98% to Unitholders and 2% to the General Partners. These distributions were derived from funds provided by operations. Distributions allocated to a $25 Assignee Limited Partnership unit were $1.00 for the year ended December 31, 1996 and $0.88 for the years ended December 31, 1995 and 1994.

(9)    Partners' Capital

     The Partnership consists of the General Partners, Assignor Limited Partner, Holders of Assignee Units of Limited Partnership Interests and the Subordinated Limited Partners.
                                                      13

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

       The Partnership recognized the holders who purchased the assignment of 500,000 Units of the beneficial interests in limited partnership interests of the Partnership that are held by the Assignor Limited Partner. All ownership attributes of the assigned limited partnership interests are granted to the holders of Units, including voting rights, the right to receive reports, access records, call meetings and consent to certain actions, and rights to a percentage of the Partnership's income, gains, losses, deductions, credits and distributions. Unitholders are also bound by the terms of the Partnership Agreement.

       The Assignor Limited Partner holds forty units of limited partnership interests in the Partnership for its own account. The Assignor Limited Partner has all the rights attributable to such units under the Partnership Agreement except that these units of limited partnership interest are nonvoting.

       Distributions to the Partners and holders of Units relating to operations of the Properties are based on net cash flow, as defined in the Partnership Agreement. The holders of Units will receive 98% of net cash flow and the General Partners will each receive 1%. Profit and loss from operations are allocated in the same proportions. Net losses per Unit as disclosed on the Statements of Operations are based on 500,000 Units outstanding.

       Net proceeds of sale or operational stage financing of the Properties will be allocated as follows:

         o To Unitholders until the capital account of each Unitholder is equal to the sum of his adjusted capital balance plus a noncompounded annual return of 10% of the adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

     o Any remainder will be distributed 80% to the Unitholders, 1% to each of the General Partners, 14% to Benchmark Communities, Inc. and 4% to Realty Associates 1987 Limited Partnership as Subordinated Limited Partners.

         Restrictions exist regarding transferability or disposition of Units.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


(10)   Subsequent Event (unaudited)


On February 12, 1997 the Partnership made a cash distribution totaling $127,560 of which 98% was allocated to the holders of assignee limited partnership interests. This distribution was derived from funds provided by operations. Each holder of assignee limited partnership interests received a cash distribution of $.25 per $25 Unit.

                              BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

       Directors and Executive Officers

       Benchmark Equities, Inc.
       Development General Partner:

       Daniel P. Riedel
         Chairman, President and Director

         Edward L. Patch
         Secretary, Treasurer and Director

       Brown-Benchmark AGP, Inc.
       Administrative General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer


             Form 10-K

       A copy of the Partnership's Annual Report on Form 10-K for 1996 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Brown-Benchmark AGP, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202

             Auditors

         Ernst  & Young LLP
         One North Charles Street
         Baltimore, Maryland 21201

                  Legal Counsel

         Piper & Marbury
         1100 Charles Center South
         36 South Charles Street
         Baltimore, Maryland 21201




                               Further Information

       Please submit changes in name, address, investment representative and distribution instructions to Investor Relations at the above address.

       For further information or questions regarding your investment, please call Denise Shaduk, Investment Coordinator, at (410) 727-4083.