Form 10-K, Exhibit 13
period 1997-12-31
BROWN BENCHMARK PROPERTIES LIMITED PARTNERSHIP
filed 1998-03-27
CIK 818084

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                                              225 East Redwood Street
                                             Baltimore, Maryland 21202

                                                   March 3, 1998

Dear Partner:

         This report for the Brown-Benchmark Properties Limited Partnership contains financial results of its three apartment properties during 1997.

CASH DISTRIBUTIONS

         We were very pleased to have increased the Partnership's distribution rate in 1997 from 4% to 6%. After a 4% distribution rate in the first and second quarters, the Partnership increased the distribution to 6% in the third quarter. The fourth quarter 1997 distribution to partners was made on February 12, 1998. Each investor received (or had deposited in his account) his or her share of this cash flow in the amount of $0.375 per $25.00 Unit, which represents a 6% annualized return.

REFINANCING

         The Partnership negotiated and closed on February 28, 1997, a mortgage refinancing with its existing lender, The Canada Life Assurance Company. The new loans totaling $14,500,000 were sufficient to retire the existing debt and establish a capital improvement reserve of approximately $285,000. The five year renewal term for the new loans and the new interest rate of 7.70% became effective on June 1, 1997. The annual debt service payments will decrease by approximately $164,000 due to the lower interest rate on the new loans.

OPERATIONS

         We continue to be encouraged by operating trends. Rental revenues increased $116,657, or 3.13%, for the year ended December 31, 1997 as compared to the year ended December 31, 1996. This increase resulted from higher rental revenues at each of the three communities. Collectively, the properties' aggregate occupancy level of 93% was the same in 1997 and 1996. Rental rates increased on unit types at each property as the respective markets allowed. The average rental rate for the portfolio increased from $561 in 1996 to $572 in 1997, representing an increase of approximately 2%.

         Management  was again  diligent  in its  efforts to  control  operating expenditures at each of the three communities. Total operating expenses, excluding interest, depreciation and amortization costs increased by 5% in 1997 compared to 1996. The majority of the increase was due to higher compensation and benefits and administrative expenses. The higher compensation and benefit expenses were due to additional staffing at the properties to perform maintenance procedures as opposed to using third party contractors. Over time, the net benefit to the properties of additional in-house maintenance personnel will reduce the ongoing maintenance expense. The administrative expense increased because of the additional costs associated with refinancing the Partnership's debt. Controllable operating expenses for the communities remained stable.

         Due to the larger increase in revenues versus expenses (excluding interest, depreciation and amortization costs) during 1997, the net operating income (NOI) of the properties increased $48,763, or approximately 2%, when compared to 1996. Over the past two years the NOI has increased by approximately $118,000. Income producing real estate such as our apartment properties are generally valued based on their net operating income. Due to the increase in NOI and current market conditions, the total market value of the properties has more than likely increased by over $1 million. We anticipate the trend of increasing NOI and market value to continue through 1998.

         Capital improvements during 1997 totaled $209,787 and consisted of roofing repairs at Woodhills and Oakbrook, resurfacing the parking lot at Oakbrook, remodeling the clubhouse at Woodhills and the replacement of carpets, vinyl flooring, and compressors at all three properties. Capital improvements in 1998 will focus on maintaining and enhancing the curb appeal and overall physical condition of all three properties.

         The average occupancy level experienced at the Oakbrook property in Columbus, Ohio, was 93% in 1997, the average rental rates increased from $551 per unit per month in 1996 to $566 in 1997. As a result of the increase in rental rates, rental revenues received at the property during 1997 increased $18,295 when compared to 1996. While the Columbus rental market remains competitive, our excellent location and recent improvements should assist management in maintaining high occupancy levels throughout 1998. In addition to maintaining cost controls, management's focus in 1998 will be to achieve a 2% rental rate increase and to maintain occupancy at or above 95%.

         At the Woodhills property, in Dayton, Ohio, the average occupancy level in 1997 was 93%, an increase of 1% when compared to 1996. In addition, rental rates at the community increased from $552 in 1996 to $560 in 1997. As a result of the increase in occupancy and rental rates, rental revenues increased $25,886. While the rental market surrounding the property remains competitive, management is optimistic that the positive trends in occupancy can be maintained. Preliminary review of the 1998 operating budget suggests occupancy levels will remain stable at 93%.

         Deerfield, our Cincinnati, Ohio property experienced an increase in its annual average occupancy level in 1997 which was 94% compared to 92% in 1996. The effective rental rates at the property increased from $576 in 1996 to $587 in 1997. Rental revenues, as a result, increased $72,476 during 1997 when compared to 1996. Management's goal in 1998 is to increase average occupancy to 95% while implementing rental rate increases of approximately 3%.

OUTLOOK

         We are pleased with the Partnership's financial position. The interest rate on the first mortgage loans has been lowered for the next five years which will result in annual savings of approximately $164,000 in debt service payments. Management is committed to sustaining the recent positive trend in occupancy levels experienced at each of the properties. We are optimistic that positive trends in occupancy and increasing rents can be maintained in 1998. These trends, combined with the decrease in debt service payments, have enabled the Partnership to increase its distribution rate to 6%.

          The Partnership has finalized a capital improvement plan that will utilize the $285,000 reserve established from excess refinancing proceeds. This program will ensure the excellence of the curb appeal and physical condition of all three communities. Maintaining and enhancing the physical condition and curb appeal, combined with the positive trends in the net operating income of all three properties, should continue to have a beneficial impact on the value of the Partnership's assets.

Sincerely,

BROWN-BENCHMARK AGP, INC.
Administrative General Partner

/s/  John M. Prugh

John M. Prugh
President

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                              Financial Statements

                            REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS





The Partners
Brown-Benchmark Properties Limited Partnership

We have audited the accompanying balance sheets of Brown-Benchmark Properties Limited Partnership as of December 31, 1997 and 1996, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown-Benchmark Properties Limited Partnership at December 31, l997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                              /s/ Ernst & Young LLP

Baltimore, Maryland
March 23, 1998

      BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                         Balance Sheets

                                  December 31,
                                    1997 1996

Assets

Investment in real estate                                      $15,076,301  $15,918,923
Cash and cash equivalents                                           910,435      402,707
Other assets
         Accounts receivable, net of allowance for doubtful
                accounts of $62,695 and $54,189, respectively        73,196       74,999
         Prepaid expenses                                            29,036       15,084
         Escrow for real estate taxes                               223,772      234,714
         Loan fees, less accumulated amortization
                of $10,336 and $72,484, respectively                 93,026       89,256

                      Total other assets                            419,030      414,053

                      Total assets                              $16,405,766  $16,735,683

Liabilities and Partners' Capital

Liabilities
         Accounts payable and accrued expenses                  $   610,558  $   493,855
         Tenant security deposits                                   139,429      141,606
         Due to affiliates                                           10,892        8,039
         Mortgage loans payable                                  14,385,782   14,202,270

                      Total liabilities                          15,146,661   14,845,770


Partners' Capital
         General Partners                                          (188,422)    (175,806)
         Assignor Limited Partner
                Assignment of limited partnership
                  interests - $25 stated value per unit
                  500,000 units outstanding                       1,532,225    2,150,367
                Limited partnership interests -
                  $25 stated value per unit,
                  40 units outstanding                              (84,797)     (84,748)
         Subordinated Limited Partners                                  100          100

                      Total partners' capital                     1,259,106    1,889,913

                      Total liabilities and partners' capital   $16,405,767  $16,735,683



See accompanying notes to financial statements.

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

           Statements of Operations
       For the years ended December 31,

                                                  1997        1996         1995

Revenues
    Rental                                    $3,846,316  $3,729,659   $3,597,317
    Interest income                               26,870      10,675       12,178

                                               3,873,186   3,740,334    3,609,495

Expenses
    Compensation and benefits                    383,858     347,006      335,778
    Utilities                                    300,774     302,552      306,811
    Property taxes                               361,105     344,250      343,175
    Maintenance and repairs                      261,875     271,301      229,458
    Property management fee                      173,037     167,381      160,836
    Advertising                                   32,804      28,928       28,985
    Insurance                                     32,613      32,277       31,834
    Other                                         41,088      42,729       31,697
    Administrative                                89,398      56,039       62,062
    Interest expense                           1,181,181   1,290,809    1,303,244
    Depreciation of property and equipment     1,052,409   1,044,680    1,036,554
    Amortization of loan fees                     19,842      16,393       16,398

                                               3,929,984   3,944,345    3,886,832

Net loss                                      $  (56,798) $ (204,011)  $ (277,337)

Net loss per unit of assignee limited
    partnership interest - basic              $    (0.11) $    (0.40)  $    (0.54)



See accompanying notes to financial statements.

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

     Statements of Partners' Capital
    For the years ended December 31,

                            Assignor Limited Partner
                                                      Assignment
                                                      of Limited     Limited   Subordinated
                                           General    Partnership  Partnership    Limited
                                           Partners    Interest     Interest     Partners      Total



Balance at December 31, 1994             $ (147,045) $ 3,559,548  $   (84,635) $       100  $3,327,968

Net loss                                     (5,547)    (271,768)         (22)         --     (277,337)

Distributions to partners
             and unitholders                 (8,929)    (437,500)         (35)         --     (446,464)

Balance at December  31, 1995              (161,521)   2,850,280      (84,692)         100   2,604,167

Net loss                                     (4,080)    (199,915)         (16)         --     (204,011)

Distributions to partners
             and unitholders                (10,205)    (499,998)         (40)         --     (510,243)

Balance at December  31, 1996              (175,806)   2,150,367      (84,748)         100   1,889,913

Net loss                                     (1,136)     (55,658)          (4)         --      (56,798)

Distributions to partners
             and unitholders                (11,480)    (562,484)         (45)         --     (574,009)

Balance at December  31, 1997            $ (188,422) $ 1,532,225  $   (84,797) $       100  $1,259,106


See accompanying notes to financial statements.

        BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                   Statements of Cash Flows
               For the years ended December 31,

                                                                    1997           1996         1995

Cash flows from operating activities
    Net loss                                                   $     (56,798)  $ (204,011)  $ (277,337)
    Adjustments to reconcile net loss to net
      cash provided by operating activities
          Depreciation of property and equipment                   1,052,409    1,044,680    1,036,554
          Amortization of loan fees                                   19,842       16,393       16,398
          Changes in assets and liabilities
            Decrease (increase) in accounts receivable, net            1,803       49,436      (43,705)
            (Increase) decrease in prepaid expenses                  (13,952)          94          (21)
            Decrease (increase) in escrow deposits                    10,942        1,538      (24,391)
            Increase (decrease) in accounts payable
                and accrued expenses                                 116,702       40,379      (15,803)
            (Decrease) increase in tenant security deposits           (2,177)       4,395        1,642
            Increase (decrease) in due to affiliates                   2,853          430         (272)

Net cash provided by operating activities                          1,131,624      953,334      693,065

Cash flows used in investing activities-
    additions to investment in real estate                          (209,787)    (117,569)     (73,397)

Cash flows from financing activities
   Financing costs                                                   (23,612)     (79,750)         --
   Distributions to partners                                        (574,009)    (510,243)    (446,464)
   Mortgage loan principal reduction                             (14,316,488)    (185,236)    (169,349)
   Proceeds from issuance of mortgage loans payable               14,500,000          --           --

Net cash used in financing activities                               (414,109)    (775,229)    (615,813)

Net increase in cash and cash equivalents                            507,728       60,536        3,855
Cash and cash equivalents
    Beginning of year                                                402,707      342,171      338,316

    End of year                                                $     910,435   $  402,707   $  342,171


See accompanying notes to financial statements.

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

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

     Brown-Benchmark AGP, Inc. is the Administrative General Partner and Benchmark Equities, Inc. is the Development General Partner. The Assignor Limited Partner is Brown-Benchmark Holding Co., Inc., Benchmark Communities, Inc. and Realty Associates 1987 Limited Partnership are the Subordinated Limited Partners. The Partnership will terminate on December 31, 2037, unless the Partnership is sooner dissolved in accordance with the provisions of the Partnership Agreement.

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

(2)    Summary of Significant Accounting Policies (continued)

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       Rental Revenue

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

       Fair Value of Financial Instruments

       The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair value of financial instruments approximate their recorded values.

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(2)    Summary of Significant Accounting Policies (continued)

       Impairment of Long-Lived Assets

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During 1997, no events or circumstances indicated that the assets of the Partnership were impaired.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                       1997                              1996

         Land                                    $   1,257,000                      $   1,257,000
         Buildings                                  21,307,273                         21,174,948
         Furniture, fixtures and equipment           2,090,976                          2,013,514

                                                    24,655,249                         24,445,462
         Less: Accumulated depreciation              9,578,948                          8,526,539

         Total                                   $  15,076,301                      $  15,918,923


(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and money market funds, stated at cost, of $910,435 and $402,707, which approximates market value at December 31, 1997 and 1996, respectively.

(5)    Related Party Transactions

       The Partnership expensed certain administrative and professional fees of $72,146 in 1997, $39,548 in 1996 and $36,467 in 1995, of which $10,892,
       $8,039 and $7,609 were payable to the Administrative General Partner at December 31, 1997, 1996 and 1995, respectively.

       These reimbursements were for costs and expenses associated with administering the Partnership, including legal services, clerical services, investor communication services and reports and filings made to regulatory authorities.

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(5)    Related Party Transactions (continued)

       Benchmark Properties, Inc., an affiliate of the Development General Partner, and managing agent for the Properties, earned a management fee equal to 4.5% of the gross monthly operating revenues of the Properties. The total management fee expense was $173,037 for 1997, $167,381 for 1996 and $160,836 for 1995.

(6)    Mortgage Loans Payable

       The mortgage loans on the Properties are with The Canada Life Assurance Company (the "Lender"). Effective June 1, 1997, the existing mortgage loans were renewed for a term of five years at an interest rate of 7.70%. Monthly payments are based on a 25-year amortization schedule with a balloon payment due at the end of the 5-year term. The Partnership incurred loan fees totaling $103,362 with respect to the refinancing. These loan costs were capitalized as financing fees and are being amortized over the new term of the loans. These loans are secured by the land, buildings and improvements of the apartment communities.

       The mortgage amounts outstanding at December 31 are:

                                          1997             1996

         Woodhills                  $   4,365,342    $   4,218,044
         Oakbrook                       4,266,128        4,199,379
         Deerfield                      5,754,312        5,784,847

                                    $  14,385,782    $  14,202,270


       The mortgage loan interest paid was $1,195,404, $1,290,809 and $1,303,244 for the years ended December 31, 1997, 1996 and 1995, respectively.

       Over the next five years the outstanding mortgage loans as of December 31, 1997 will mature as follows: $208,102 in 1998, $224,705 in 1999,
       $242,631 in 2000, $261,987 in 2001, and $13,448,357 in 2002.

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

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

                                                           1997              1996            1995

         Losses for financial reporting purposes     $    (56,798)     $   (204,011)    $   (277,337)
         Other income adjustments                             --                --           (28,685)
         Decreased tax depreciation
           from financial reporting depreciation          307,896           211,093          196,157

         Income (losses) for income tax purposes     $    251,098      $      7,082     $   (109,865)

(8)    Distributions to Investors

       Distributions of cash to investors were $574,009, $510,243 and $446,464 for the years ended December 31, 1997, 1996 and 1995, respectively. Distributions were allocated 98% to Unitholders and 2% to the General Partners. These distributions were derived from funds provided by operations. Distributions allocated to a $25 Assignee Limited Partnership unit were $1.13, $1.00 and $0.88 for the years ended December 31, 1997, 1996 and 1995, respectively.

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

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(9)    Partners' Capital(continued)

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


(10)   Subsequent Event (unaudited)

       On February 12, 1998 the Partnership made a cash distribution totaling $191,327 of which 98% was allocated to the holders of assignee limited partnership interests. This distribution was derived from funds provided by operations. Each holder of assignee limited partnership interests received a cash distribution of $.37 per $25 Unit.

Directors and Executive Officers
Benchmark Equities, Inc.
Development General Partner:

Daniel P. Riedel
         Chairman, President and Director

         Edward L. Patch
         Secretary, Treasurer and Director

Brown-Benchmark AGP, Inc.
Administrative General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer


                  Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 1997 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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