Form 10-K, Exhibit 13
period 1998-12-31
BROWN BENCHMARK PROPERTIES LIMITED PARTNERSHIP
filed 1999-03-23
CIK 818084

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                                              225 East Redwood Street
                                             Baltimore, Maryland 21202

                                                  March 10, 1999

Dear Partner:

         This report for Brown-Benchmark Properties Limited Partnership contains financial results of its three apartment properties during 1998.

CASH DISTRIBUTIONS

         In 1998, the Partnership continued its 6% distribution to partners. Operating cash flow of $563,743, coupled with capital improvement reserves established from the 1997 refinancing of $151,100, provided a 5.6% yield on invested capital. The balance of the distribution was funded by Partnership operating reserves. On February 12, 1999, the Partnership made a cash distribution to its partners totaling $191,327, representing an annualized return of 6% on invested capital. Based upon the operating results through February 1999 and the budget for the remainder of the year, operating cash flow in 1999 is expected to fully fund a distribution rate of 6%.

FINANCING AND LIQUIDITY

         The Partnership refinanced its mortgage loans with The Canada Life Assurance Company in 1997. The new loan amounts were sufficient to establish a capital improvement reserve of $285,000. The Partnership utilized $134,000 and $151,000 in 1997 and 1998, respectively, to fund improvements at each of the three properties. The funds were utilized primarily for roof repairs, brick re-pointing, parking lot re-surfacing, as well as upgrades to the apartment and clubhouse interiors. These improvements have enhanced the curb appeal of the properties. The Partnership does not anticipate an outlay for any other significant capital improvements or repair costs that might adversely impact its liquidity in 1999.

OPERATIONS

         Rental revenues increased $41,897, or 1%, for the year ended December 31, 1998 as compared to the year ended December 31, 1997. This slight increase resulted primarily from higher rental revenues at the Cincinnati property. Collectively, the properties' aggregate occupancy level remained flat at approximately 93% in both 1997 and 1998. Market rental rates were increased at each property. The average rental rate for the portfolio increased from $572 in 1997 to $589 in 1998, representing an increase of approximately 3%. Concurrently, in an effort to maintain occupancy levels, management increased the level of rental concessions at both the Dayton and Columbus properties. As a result, aggregate revenues for the three properties show marginal growth when compared to last year.

         Management remains diligent in its efforts to control operating expenditures at each the three communities while preserving the invested capital. Total operating expenses, excluding interest charges, depreciation and amortization costs increased by 4% in 1998 when compared to 1997. The majority of the increase was due to higher maintenance and advertising expenses. The higher maintenance expense is associated with apartment interior upgrades and community improvements designed to enhance the leasing efforts of the staff. Advertising costs are higher due to the increased marketing efforts targeted at improving the occupancy levels at the Dayton and Columbus properties.

         The slight increase in revenues, coupled with higher operating expenses (excluding interest charges, depreciation and amortization) resulted in a slight decrease of approximately $24,500 (or 1%) in the net operating income of the property during 1998 when compared to 1997. Previously, the property's net operating income increased 2% in 1997 when compared to 1996.

         Interest expense on the Partnership's mortgage loans decreased $80,718 during 1998 when compared to 1997 due to the refinancing of the loans in February, 1997.

         Capital expenditures to the three communities during 1998 totaled $301,143 and consisted of improvements to the buildings and roofs, curb replacement, asphalt repair, drivepath resurfacing, exterior lighting and unit upgrades (including painting and carpet and appliance replacements). Similar improvements to the properties totaled $209,786 and $117,569 in 1997 and 1996, respectively.

         The average occupancy level experienced at the Oakbrook property in Columbus, Ohio, was 93.5% in 1998, essentially unchanged from 1997. Revenues received at Oakbrook increased by $3,000 in 1998 versus 1997, due to higher rental rates. The average market rental rate increased from $566 in 1997 to $577 in 1998. Higher rental concessions offered during 1998 offset a portion of the increased revenue attributed to the rate increases. Until occupancy levels improve and stabilize in the mid to upper ninety percent range, no significant rental rate increases can be anticipated. Management's goal in 1999 is to improve and stabilize the occupancy level at 95% and reduce the level of concessions offered at the community. Since the end of 1998 occupancy levels have trended positively and as of the first week in March, the community is 98% occupied.

         At the Woodhills property, in Dayton, Ohio, the average occupancy level in 1998 was 90%, 3% less than in 1997. While market rental rates on selected units were increased, higher rental concessions coupled with reduced occupancy levels resulted in a decrease in revenues of $30,000 in 1998 when compared to 1997. Management remains optimistic the improvements made to the property in 1998, coupled with on-site administrative changes and a focused marketing effort, will produce improved occupancy levels at the community. The trend in occupancy level at the property has been favorable throughout the early part of the 1999. As of the first week in March the property was 94% occupied.

         Deerfield, our Cincinnati, Ohio property experienced an increase in its annual average occupancy level from 94% in 1997 to 96% in 1998. The effective rental rates at the property increased 3.4%, from $587 in 1997 to $607 in 1998. Rental revenues received during 1998 increased $70,000 (or 5%) when compared to 1997. Management's goal in 1998 is to maintain occupancy in excess of 95% while implementing rental rate increases as the market will allow.

OUTLOOK
Management is encouraged by the recent favorable trends at both Woodhills and Oakbrook and is committed to translating all 1999 market opportunities into increases in the Partnership's financial performance.


Sincerely,

BROWN-BENCHMARK AGP, INC.
Administrative General Partner

     /s/ John M. Prugh

John M. Prugh
President
                                      -3-

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                              Finanical Statements

                            REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Partners
Brown-Benchmark Properties Limited Partnership

We have audited the accompanying balance sheets of Brown-Benchmark Properties Limited Partnership as of December 31, 1998 and 1997, and the related statements of operations, partners' capital and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown-Benchmark Properties Limited Partnership at December 31, l998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                           /s/Ernst & Young LLP

Baltimore, Maryland
January 27, 1999

        BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                        Balance Sheets

                                  December 31,
                                    1998 1997

Assets

 Investment in real estate                                     $ 14,367,392   $ 15,076,301
Cash and cash equivalents                                           668,207        910,435
Other assets
         Accounts receivable, net of allowance for doubtful
                accounts of $59,374 and $62,695, respectively        88,339         73,196
         Prepaid expenses                                            15,748         29,036
         Escrow for real estate taxes                               258,691        223,772
         Loan fees, less accumulated amortization
                of $31,009 and $10,336, respectively                 72,353         93,026

                      Total other assets                            435,131        419,030

                      Total assets                             $ 15,470,730   $ 16,405,766

Liabilities and Partners' Capital

Liabilities
         Accounts payable and accrued expenses                 $    614,606   $    610,557
         Tenant security deposits                                   138,299        139,429
         Due to affiliates                                            5,444         10,892
         Mortgage loans payable                                  14,177,678     14,385,782

                      Total liabilities                          14,936,027     15,146,660


Partners' Capital
         General Partners                                          (202,910)      (188,422)
         Assignor Limited Partner
                Assignment of limited partnership
                  interests - $25 stated value per unit
                  500,000 units outstanding                         822,367      1,532,225
                Limited partnership interests -
                  $25 stated value per unit,
                  40 units outstanding                              (84,854)       (84,797)
         Subordinated Limited Partners                                  100            100

                      Total partners' capital                       534,703      1,259,106

                      Total liabilities and partners' capital  $ 15,470,730   $ 16,405,766



See accompanying notes to financial statements.

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

    Statements of Operations
For the years ended December 31,


                                      1998          1997          1996

Revenues
    Rental                       $ 3,888,213   $ 3,846,316    $3,729,659
    Interest income                   29,601        26,870        10,675

                                   3,917,814     3,873,186     3,740,334

Expenses
    Compensation and benefits        386,179       383,858       347,006
    Utilities                        284,857       300,774       302,552
    Property taxes                   363,441       361,105       344,250
    Maintenance and repairs          337,062       261,875       271,301
    Property management fee          175,198       173,037       167,381
    Advertising                       55,792        32,804        28,928
    Insurance                         33,748        32,613        32,277
    Other                             51,093        41,088        42,729
    Administrative                    58,308        89,398        56,039
    Interest expense               1,100,463     1,181,181     1,290,809
    Depreciation of property and eq1,010,051     1,052,409     1,044,680
    Amortization of loan fees         20,673        19,842        16,393

                                   3,876,865     3,929,984     3,944,345

Net income/(loss)                $    40,949   $   (56,798)   $ (204,011)

Net income/(loss) per unit of assignee limited
    partnership interest - basic $      0.08   $     (0.11)   $    (0.40)




See accompanying notes to financial statements.

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

Statements of Partners' Capital
For the years ended December 31,

                                             Assignor Limited Partner
                                             Assignment
                                             of Limited   Limited  Subordinated
                                  General    Partnership  PartnershipLimited
                                 Partners     Interest    Interest   Partner  Total

Balance at December 31, 1995   $ (161,521)  $2,850,280   $(84,692)  $100   $2,604,167

Net loss                           (4,080)    (199,915)       (16)    --     (204,011)

Distributions to partners
             and unitholders      (10,205)    (499,998)       (40)    --     (510,243)

Balance at December  31, 1996    (175,806)   2,150,367    (84,748)   100    1,889,913

Net loss                           (1,136)     (55,658)        (4)    --      (56,798)

Distributions to partners
             and unitholders      (11,480)    (562,484)       (45)    --     (574,009)

Balance at December  31, 1997    (188,422)   1,532,225    (84,797)   100    1,259,106

Net income                            819       40,127          3     --       40,949

Distributions to partners
             and unitholders      (15,307)    (749,985)       (60)    --     (765,352)

Balance at December  31, 1998  $ (202,910)  $  822,367   $(84,854)  $100   $  534,703


See accompanying notes to financial statements.
                                      -8-

       BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                Statements of Cash Flows
             For the years ended December 31,


                                                                1998           1997           1996

Cash flows from operating activities
    Net income/loss                                         $   40,949   $     (56,798)  $  (204,011)
    Adjustments to reconcile net loss to net
      cash provided by operating activities
          Depreciation of property and equipment             1,010,051       1,052,409     1,044,680
          Amortization of loan fees                             20,673          19,842        16,393
          Changes in assets and liabilities
            (Increase) decrease in accounts receivable, net    (15,143)          1,803        49,436
            Decrease (increase) in prepaid expenses             13,288         (13,952)           94
            (Increase) decrease in escrow deposits             (34,919)         10,942         1,538
            Increase in accounts payable and
                accrued expenses                                 4,050         116,702        40,379
            (Decrease) increase in tenant security deposits     (1,130)         (2,177)        4,395
            (Decrease) increase in due to affiliates            (5,448)          2,853           430

Net cash provided by operating activities                    1,032,371       1,131,624       953,334

Cash flows used in investing activities-
    additions to investment in real estate                    (301,143)       (209,787)     (117,569)

Cash flows from financing activities
   Financing costs                                                             (23,612)      (79,750)
   Distributions to partners                                  (765,352)       (574,009)     (510,243)
   Mortgage loan principal reduction                          (208,103)    (14,316,488)     (185,236)
   Proceeds from issuance of mortgage loans payable                 --      14,500,000            --

Net cash used in financing activities                         (973,455)       (414,109)     (775,229)

Net (decrease) increase in cash and cash equivalents          (242,227)        507,728        60,536
Cash and cash equivalents
    Beginning of year                                          910,435         402,707       342,171

    End of year                                             $  668,208   $     910,435   $   402,707



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

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(2)    Summary of Significant Accounting Policies (continued)

       Impairment of Long-Lived Assets

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During 1998, no events or circumstances indicated that the assets of the Partnership were impaired.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                       1998                    1997

         Land                                    $   1,257,000            $   1,257,000
         Buildings                                  21,413,355               21,307,273
         Furniture, fixtures and equipment           2,286,036                2,090,976

                                                    24,956,391               24,655,249
         Less: Accumulated depreciation             10,588,999                9,578,948

         Total                                   $  14,367,392            $  15,076,301


(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and money market funds, stated at cost, of $668,208 and $910,435, which approximates market value at December 31, 1998 and 1997, respectively.

(5)    Related Party Transactions

       The Partnership expensed certain administrative and professional fees of $40,823 in 1998, $72,146 in 1997 and $39,548 in 1996, of which $5,444,
       $10,892 and $8,039 were payable to the Administrative General Partner at December 31, 1998, 1997 and 1996, respectively. These reimbursements were for costs and expenses associated with administering the Partnership, including legal services, clerical services, investor communication services and reports and filings made to regulatory authorities.

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(5)    Related Party Transactions (continued)

       Benchmark Properties, Inc., an affiliate of the Development General Partner, and managing agent for the Properties, earned a management fee equal to 4.5% of the gross monthly operating revenues of the Properties. The total management fee expense was $175,198 for 1998, $173,037 for 1997 and $167,381 for 1996.

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

       The mortgage amounts outstanding at December 31 are:

                                          1998             1997

         Woodhills                  $   4,302,193    $   4,365,342
         Oakbrook                       4,204,415        4,266,128
         Deerfield                      5,671,070        5,754,312

                                    $  14,177,678    $  14,385,782


       The mortgage loan interest paid was $1,100,463, $1,195,404 and $1,290,809 for the years ended December 31, 1998, 1997 and 1996, respectively.

       Over the next four years the outstanding mortgage loans as of December 31, 1998 will mature as follows: $224,703 in 1999, $242,631 in 2000,
       $261,987 in 2001 and $13,448,357 in 2002.

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(7)    Income (Losses) for Income Tax Purposes

       The Partnership's income (losses) for income tax purposes differ from the losses for financial reporting purposes due mainly to differences in the Partnership's computation of depreciation for income tax purposes. For income tax purposes, real property, other than land, and personal property, are being depreciated over 27 1/2 and 7 years, respectively, using the Modified Accelerated Cost Recovery System. The reconciliation to income for tax purposes are as follows:

                                                           1998              1997            1996

         Income (losses) for financial
               reporting purposes                    $     40,949      $    (56,798)    $     (204,011)
         Decreased tax depreciation
           from financial reporting depreciation          241,265           307,896          211,093

         Income for income tax purposes              $    282,214      $    251,098     $      7,082

(8)    Distributions to Investors

       Distributions of cash to investors were $765,352, $574,009 and $510,243 for the years ended December 31, 1998, 1997 and 1996, respectively. Distributions were allocated 98% to Unitholders and 2% to the General Partners. The 1998 distribution was derived from funds provided by operations and partnership reserves of $50,509. Distributions in 1997 and 1996 were fully funded solely from operations. Distributions allocated to a $25 Assignee Limited Partnership unit were $1.50, $1.13 and $1.00 for the years ended December 31, 1998, 1997 and 1996, respectively.

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

(9)    Partners' Capital (continued)

       The Assignor Limited Partner holds forty units of limited partnership interests in the Partnership for its own account. The Assignor Limited Partner has all the rights attributable to such units under the Partnership Agreement except that these units of limited partnership interest are nonvoting.

       Distributions to the Partners and holders of Units relating to operations of the Properties are based on net cash flow, as defined in the Partnership Agreement. The holders of Units will receive 98% of net cash flow and the General Partners will each receive 1%. Profit and loss from operations are allocated in the same proportions. Net income (losses) per Unit as disclosed on the Statements of Operations are based on 500,000 Units outstanding.

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

(10) Year 2000 (unaudited)

       The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Partnership's computer programs that have time-sensitive hardware and software may recognize a date using (00) as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, collect rents, or engage in similar normal business activities.

                                  BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

       Management has completed its assessments of its information technology systems and non-IT systems to assess their Year 2000 readiness. Critical systems include, but are not limited to, accounts receivable and rent collections, fixed assets, and security systems. In order for these systems to function properly with respect to the Year 2000 and thereafter, the Partnership may need to modify or replace portions of its software. The partnership will utilize both internal and external resources to modify or replace software. The total cost of the Year 2000 project is estimated to be $2,032, $1,032 of which has been incurred to date. Management anticipates that the aforementioned modifications which are currently in process and expected to be completed by March 31, 1999, will remediate any Year 2000 problems.

       Various third-party vendors have been queried on their Year 2000 readiness. To date, Management is not aware of any significant suppliers or vendors with a Year 2000 issue that could materially impact the Partnership. However, lack of readiness by utilities, financial institutions or governmental agencies could pose significant impediments to the Partnership's ability to carry on normal operations. There can be no assurances that the systems of other companies on which the Partnership's systems rely, will be timely converted and would not have an adverse effect on the Partnership's systems.

       Management believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. Contingency plans involve system enhancement, manual work arounds, and adjusting staffing strategies.
       Nevertheless, management believes that it could continue its normal business operations if compliance is delayed. The Partnership does not believe that the Year 2000 issue will material impact its results of operations, liquidity, or capital resources.

(11)   Subsequent Event (unaudited)

       On February 12, 1999 the Partnership made a cash distribution totaling $191,327 of which 98% was allocated to the holders of assignee limited partnership interests. This distribution was derived from funds provided by operations. Each holder of assignee limited partnership interests received a cash distribution of $.37 per $25 Unit.

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