Form 10-K, Exhibit 13
period 1999-12-31
BROWN BENCHMARK PROPERTIES LIMITED PARTNERSHIP
filed 2000-03-29
CIK 818084

BROWN-BENCHMARK PROPERTIES

                               LIMITED PARTNERSHIP

                               Letter to Investors

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                               1999 ANNUAL REPORT

                                  April 7, 2000

Dear Partner:

         This  annual  report  for  the   Brown-Benchmark   Properties   Limited
Partnership contains financial results for the year ended December 31, 1999, as well as a review of operations of the Partnership during the year.

CASH DISTRIBUTIONS

         On February 13, 2000, the Partnership made a cash distribution to its partners totaling $191,342. Each investor received (or had deposited into a predesignated account) his or her share of this cash flow in the amount of $0.375 per $25.00 Unit, which represents a 6% annualized return.

OPERATIONS

         Rental revenues for the three apartment communities increased $108,158, or 2.8%, for the year ended December 31, 1999 as compared to the year ended December 31, 1998. This increase was a result of higher rental rates at each of the properties and increased occupancy levels at both the Columbus and Dayton communities. The average rental rate for the portfolio increased from $589 in 1998 to $600 in 1999, representing an increase of approximately 2%.
Collectively, the properties' average occupancy level increased from 93% in 1998, to 94% in 1999. In an effort to improve occupancy levels in 1999, management increased the level of rental concessions for new leases at both the Columbus and Dayton properties. As a result, aggregate revenues for the three properties show marginal growth when compared to last year.

         Management remains diligent in its efforts to control operating expenditures at each of the three communities while preserving the invested capital. Total operating expenses, excluding interest charges, depreciation and amortization costs, increased by 3.8% in 1999 when compared to 1998. The majority of the increase was due to higher compensation and benefits expenses. This increase was due to the higher wages for new and existing employees, and an increase in the number of on-site employees.

         The increase in revenues, coupled with slightly higher operating expenses (excluding interest charges, depreciation and amortization) resulted in a slight increase of approximately $30,000 (or 1%) in the net operating income of the combined properties during 1999 when compared to 1998.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

         Interest expense on the Partnership's mortgage loans decreased $16,478 during 1999 when compared to 1998, due to amortization of the principal balance. Additionally, the Partnership made principal payments totaling $224,580 in 1999 versus $208,103 in 1998.

         Capital expenditures for all three communities during 1999 totaled $164,289 and consisted of improvements to the buildings and roofs, curb replacement, asphalt repair, drive path resurfacing, exterior lighting and unit upgrades (including painting, carpet and appliance replacements). Similar improvements to the properties totaled $301,143 in 1998.

         The average occupancy level experienced at the Oakbrook property in Columbus, Ohio, was 96% in 1999, representing an increase of 2.5% from 1998. The average rental rate increased from $577 in 1998 to $587 in 1999. As a result, revenues at Oakbrook increased by $51,775 in 1999 versus 1998. Management's goal in 2000 is to maintain occupancy levels at 95%, while reducing the level of concessions offered at the community.

         At the Woodhills property, in Dayton, Ohio, the average occupancy level in 1999 was 92%, 2% greater than in 1998. The average rental rate increased from $578 in 1998 to $587 in 1999. As a result, revenues at Woodhills increased by $22,034 in 1999 versus 1998. Management remains optimistic that the improvement in 1999 will produce improved performance at the community in 2000.

         Deerfield, our Cincinnati, Ohio property, maintained occupancy levels of 96% for the second consecutive year. In addition, rental concessions were reduced from $7,295 in 1998 to $4,291 in 1999. The average effective rental rate at the property increased from $607 in 1998 to $625 in 1999. As a result, rental revenues increased $34,349 in 1999 versus 1998. Management's goal in 2000 is to maintain occupancy levels in excess of 95% while implementing rental rate increases, as the market will allow.

OUTLOOK

         Management is committed to sustaining the positive trends in occupancy levels and rental rates experienced at each of the properties. We are optimistic the recent favorable trends at all three properties can be sustained throughout 2000.

Very truly yours,


   /s/  John M. Prugh                              /s/  Daniel P. Riedel

John M. Prugh, President                        Daniel P. Riedel, President
Brown-Benchmark AGP, Inc.                       Benchmark Equities, Inc.
Administrative General Partner                  Development General Partner

                          INDEPENDENT AUDITORS' REPORT

The Partners
Brown-Benchmark Properties Limited Partnership:


We have audited the accompanying balance sheet of Brown-Benchmark Properties Limited Partnership as of December 31, 1999, and the related statements of operations, partners' capital (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of Brown-Benchmark Properties Limited Partnership as of December 31, 1998, and for each of the years in the two-year period then ended were audited by other auditors whose report thereon dated January 27, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of Brown-Benchmark Properties Limited Partnership as of December 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                                        /s/  KPMG LLP



January 21, 2000, except as to note 10,
    which is as of February 13, 2000

                           BROWN-BENCHMARK PROPERTIES

                               LIMITED PARTNERSHIP

                              Financial Statements

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                                 Balance Sheets


                                                                                December 31,
                                                                           1999             1998
Assets

Investment in real estate                                              $13,597,059      $14,367,392
Cash and cash equivalents                                                  541,297          668,208
Other assets

         Accounts receivable, net of allowance for doubtful
                accounts of $106,273 and $59,374, respectively             157,015           88,339
         Prepaid expenses                                                   15,416           15,748
         Escrow for real estate taxes                                      273,763          258,691
         Loan fees, less accumulated amortization
                of $51,681 and $31,009, respectively                        51,681           72,353

                      Total other assets                                   497,875          435,131

                      Total assets                                     $14,636,231      $15,470,731

Liabilities and Partners' Capital (Deficit)

Liabilities

         Accounts payable and accrued expenses                         $   599,642      $   614,607
         Tenant security deposits                                          143,657          138,299
         Due to affiliates                                                   7,661            5,444
         Mortgage loans payable                                         13,953,098       14,177,678

                      Total liabilities                                 14,704,058       14,936,028


Partners' Capital (Deficit)
         General Partners                                                 (214,960)        (202,910)
         Assignor Limited Partner
                Assignment of limited partnership
                  interests - $25 stated value per unit
                  500,000 units outstanding                                231,934          822,367
                Limited partnership interests -
                  $25 stated value per unit,
                  40 units outstanding                                     (84,901)         (84,854)
         Subordinated Limited Partners                                         100              100

                      Total partners' capital (deficit)                    (67,827)         534,703

                      Total liabilities and partners' capital (deficit)$14,636,231      $15,470,731


See accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Operations

                        For the years ended December 31,


                                                               1999        1998         1997

Revenues

    Rental                                                 $3,996,371  $3,888,213   $3,846,316
    Interest income                                            18,401      29,601       26,870

                                                            4,014,772   3,917,814    3,873,186

Expenses

    Compensation and benefits                                 451,339     386,179      383,858
    Utilities                                                 292,518     284,857      300,774
    Property taxes                                            358,325     363,441      361,105
    Maintenance and repairs                                   335,540     337,062      261,875
    Property management fee                                   180,106     175,198      173,037
    Advertising                                                48,632      55,792       32,804
    Insurance                                                  34,606      33,748       32,613
    Other                                                      51,895      51,093       41,088
    Administrative                                             59,694      58,308       89,398
    Interest expense                                        1,083,985   1,100,463    1,181,181
    Depreciation of property and equipment                    934,622   1,010,051    1,052,409
    Amortization of loan fees                                  20,672      20,673       19,842

                                                            3,851,934   3,876,865    3,929,984

Net income (loss)                                          $  162,838  $   40,949   $  (56,798)

Net income (loss) per unit of assignee limited
    partnership interest - basic                           $     0.32  $     0.08   $    (0.11)


See accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                   Statements of Partners' Capital (Deficit)
                        For the years ended December 31,


                                         Assignor Limited Partner
                                          Assignment
                                          of Limited     Limited    Subordinated

                               General   Partnership   Partnership    Limited
                              Partners     Interest      Interest    Partners     Total



Balance at December 31, 1996     $(175,806) $  2,150,367  $    (84,748) $     100  $1,889,913

Net loss                            (1,136)      (55,658)           (4)       --      (56,798)

Distributions to partners
             and unitholders       (11,480)     (562,484)          (45)       --     (574,009)

Balance at December  31, 1997     (188,422)    1,532,225       (84,797)       100   1,259,106

Net income                             819        40,127             3        --       40,949

Distributions to partners
             and unitholders       (15,307)     (749,985)          (60)       --     (765,352)

Balance at December  31, 1998     (202,910)      822,367       (84,854)       100     534,703

Net income                           3,257       159,568            13        --      162,838

Distributions to partners
             and unitholders       (15,307)     (750,001)          (60)       --     (765,368)

Balance at December  31, 1999    $(214,960) $    231,934  $    (84,901) $     100  $  (67,827)



See accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Cash Flows

                        For the years ended December 31,


                                                           1999         1998          1997

Cash flows from operating activities
    Net income (loss)                                          $  162,838   $   40,949   $    (56,798)
    Adjustments to reconcile net income (loss) to net
      cash provided by operating activities
          Depreciation of property and equipment                  934,622    1,010,051      1,052,409
          Amortization of loan fees                                20,672       20,673         19,842
          Changes in assets and liabilities
            Decrease (increase) in accounts receivable, net       (68,676)     (15,143)         1,803
            Decrease (increase) in prepaid expenses                   332       13,288        (13,952)
            (Increase) decrease in escrow deposits                (15,072)     (34,919)        10,942
            (Decrease) increase in accounts payable and
                accrued expenses                                  (14,965)       4,050        116,702
            Increase (decrease) in tenant security deposits         5,358       (1,130)        (2,177)
            Increase (decrease) in due to affiliates                2,217       (5,448)         2,853

Net cash provided by operating activities                       1,027,326    1,032,371      1,131,624

Cash flows used in investing activities-
    additions to investment in real estate                       (164,289)    (301,143)      (209,787)

Cash flows from financing activities
   Financing costs                                                    --           --         (23,612)
   Distributions to partners                                     (765,368)    (765,352)      (574,009)
   Mortgage loan principal reduction                             (224,580)    (208,103)   (14,316,488)
   Proceeds from issuance of mortgage loans payable                   --           --      14,500,000

Net cash used in financing activities                            (989,948)    (973,455)      (414,109)

Net increase (decrease) in cash and cash equivalents             (126,911)    (242,227)       507,728
Cash and cash equivalents
    Beginning of year                                             668,208      910,435        402,707

    End of year                                                $  541,297   $  668,208   $    910,435


See accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                          Notes to Financial Statements

                        December 31, 1999, 1998 and 1997


(1)    Organization

       Brown-Benchmark Properties Limited Partnership (the "Partnership") was formed on June 1, 1987 for the purpose of acquiring, developing and operating three residential multifamily developments in Ohio (the "Properties"). The maximum capital of $12,500,000 raised from the admission of holders of assignee limited partnership units ("Units") to the Partnership enabled the Partnership to acquire and commence construction of the three Properties. The Properties are:

          o Woodhills, a 186-unit residential multifamily community in West Carrollton, Montgomery County, Ohio;

          o Oakbrook, a 181-unit residential multifamily community in Reynoldsburg, Franklin County, Ohio; and

          o Deerfield, a 223-unit residential multifamily community in Union Township (greater Cincinnati area), Ohio.

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

       Cash Equivalents

       The Partnership  considers all highly liquid  investments with maturities
       of  three  months  or  less  when  purchased  to  be  cash   equivalents.

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

       Fair Value of Financial Instruments

       The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair values of financial instruments approximate their recorded values.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(2)    Summary of Significant Accounting Policies (continued)

       Impairment of Long-Lived Assets

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During 1999, no events or circumstances indicated that the assets of the Partnership were impaired.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                    1999                1998

         Land                                 $   1,257,000        $   1,257,000
         Buildings                               21,416,568           21,413,355
         Furniture, fixtures and equipment        2,447,113            2,286,036

                                                 25,120,681           24,956,391
         Less: Accumulated depreciation          11,523,622           10,588,999

         Total                                $  13,597,059        $  14,367,392

(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and money market funds, stated at cost, which approximates market value at December 31, 1999 and 1998.

(5)    Related Party Transactions

       The Partnership expensed certain administrative and professional fees of $43,733 in 1999, $40,823 in 1998 and $72,146 in 1997, of which $7,661,
       $5,444 and $10,892 were payable to the Administrative General Partner at December 31, 1999, 1998 and 1997, respectively. These reimbursements were for costs and expenses associated with administering the Partnership, including legal services, clerical services, investor communication services and reports and filings made to regulatory authorities.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

       Benchmark Properties, Inc., an affiliate of the Development General Partner, and managing agent for the Properties, earned a management fee equal to 4.5% of the gross monthly operating revenues of the Properties. The total management fee expense was $180,106 in 1999, $175,198 in 1998 and $173,037 in 1997.

       At December 31, 1999, accounts receivable includes short-term advances to an affiliate of the Development General Partner of $133,594.

(6)    Mortgage Loans Payable

       The mortgage loans on the Properties bear interest at 7.7% and are due June 1, 2002. Monthly payments are based on a 25-year amortization schedule with a balloon payment due at maturity. These loans are secured by the land, buildings and improvements of the apartment communities.

       The mortgage amounts outstanding at December 31 are:

                                          1999             1998

         Woodhills                  $   4,234,044    $   4,302,193
         Oakbrook                       4,137,815        4,204,415
         Deerfield                      5,581,239        5,671,070

                                    $  13,953,098    $  14,177,678

       The mortgage loan interest paid was $1,083,985, $1,100,463 and $1,195,404 for the years ended December 31, 1999, 1998 and 1997, respectively.

       Over the next three years the outstanding mortgage loans as of December 31, 1999 will mature as follows: $242,754 in 2000, $261,987 in 2001 and $13,448,357 in 2002.

(7)    Income for Income Tax Purposes

       The Partnership's  income for income tax purposes differs from the income
       (loss) for financial reporting purposes due to differences in the Partnership's computation of depreciation for income tax purposes. For income tax purposes, real property, other than land, and personal property, are being depreciated over 27 1/2 and 7 years, respectively, using the Modified Accelerated Cost Recovery System.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(7)    Income for Income Tax Purposes (continued)

       Reconciliations of net income (loss) to income for income tax purposes are as follows:


                                         1999              1998             1997
                                  -------------------------------------------------
Net income (loss)                 $     162,838    $       40,949    $     (56,798)
Difference in depreciation               45,072           241,265          307,896
                                  --------------   ---------------   --------------
Income for income tax purposes    $     207,910    $      282,214    $     251,098
                                  ==============   ===============   ==============

(8)    Distributions to Investors

       Distributions of cash to investors were $765,368, $765,352 and $574,009 for the years ended December 31, 1999, 1998 and 1997, respectively. Distributions were allocated 98% to Unitholders and 2% to the General Partners. The 1999 and 1998 distributions were derived from funds provided by operations and partnership reserves of $40,817 and $50,509, respectively. Distributions in 1997 were fully funded from operations. Distributions allocated to a $25 Assignee Limited Partnership unit were $1.50, $1.50 and $1.13 for the years ended December 31, 1999, 1998 and 1997, respectively.

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

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(9)    Partners' Capital (continued)

       Distributions to the Partners and holders of Units relating to operations of the Properties are based on net cash flow, as defined in the Partnership Agreement. The holders of Units receive 98% of net cash flow and the General Partners each receive 1%. Profit and loss from operations are allocated in the same proportion. Net income (loss) per Unit as disclosed on the Statements of Operations are based on 500,000 Units outstanding.

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

(10)   Subsequent Event

       On February 13, 2000 the Partnership made a cash distribution totaling $191,342 of which 98% was allocated to the holders of assignee limited partnership interests. This distribution was derived from funds provided by operations. Each holder of assignee limited partnership interests received a cash distribution of $.37 per $25 Unit.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                             Partnership Information

Directors and Executive Officers

Benchmark Equities, Inc.
Development General Partner:

         Daniel P. Riedel
         Chairman, President and Director

         Deborah J. Maxson
         Treasurer

     Brown-Benchmark AGP, Inc.
     Administrative General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer

                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 1999 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Brown-Benchmark AGP, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202

                                  Legal Counsel

         Piper Marbury Rudnick & Wolfe LLP
         6225 Smith Avenue
         Baltimore, Maryland 21209-3600

                               Further Information

Please submit changes in name, address, investment representative and distribution instructions to Investor Relations at the above address.

For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator at 410-547-3033.