Form 10-K, Exhibit 13
period 2000-12-31
BROWN BENCHMARK PROPERTIES LIMITED PARTNERSHIP
filed 2001-03-28
CIK 818084

BROWN-BENCHMARK PROPERTIES
                               LIMITED PARTNERSHIP
                               Letter to Investors

                               2000 ANNUAL REPORT

                                 April 10, 2001



Dear Partner:

         This annual report for Brown-Benchmark Properties Limited Partnership contains financial results for the year ended December 31, 2000, as well as a review of operations of the Partnership during the year.

CASH DISTRIBUTIONS

         On February 14, 2001, the Partnership made a cash distribution to its partners totaling $191,342. Each investor received (or had deposited into a predesignated account) his or her share of this cash flow in the amount of $0.375 per $25 Unit, which represents a 6% annualized return.

OPERATIONS

         Rental revenues for the three apartment communities increased $85,314, or 2.1%, for the year ended December 31, 2000 as compared to the year ended
December 31, 1999 versus an increase of $108,158, or 2.8%, for the year ended December 31, 1999 compared to the year ended December 31, 1998. The 2000 increase was a result of higher rental rates at each of the properties resulting in revenue growth despite a slight decrease in aggregate occupancy levels. The average monthly rental rate for the portfolio has increased from $589 in 1998 to $600 in 1999 to $617 in 2000, representing an increase of approximately 2% in 1999 and 3% in 2000. Collectively, the properties' average occupancy level has fluctuated between 93% and 94% since 1998. As a result, aggregate revenues for the three properties show marginal growth when compared to each of the prior year periods.

         Management remains diligent in its efforts to control operating expenditures at each the three communities while preserving the invested capital. Total operating expenses, excluding interest charges, depreciation and amortization costs, increased by 7.1% in 2000 when compared to 1999 and 3.8% in 1999 compared to 1998. The majority of the increase in 2000 was due to higher maintenance and repair costs that included the exterior painting of a portion of the communities. The increase in operating expenses in 1999 was due to higher compensation and benefits expenses, reflecting higher wages for new and existing employees.

         The proportionately larger increase in operating expenses (excluding interest charges, depreciation and amortization) versus revenues during 2000 when compared to 1999 resulted in a slight decrease of approximately $33,000, or 1.5%, in the combined properties' net operating income. The properties' net operating income increased by 1% in 1999 when compared to 1998.

         Interest expense on the Partnership's mortgage loans decreased $18,039 and $16,478 in 2000 and 1999 respectively, due to amortization of the principal balance. Additionally, the Partnership made principal payments totaling $242,620 in 2000 versus $224,580 in 1999.

         Capital expenditures for all three communities during 2000 totaled $123,149 and consisted primarily of carpet replacements and upgrades to the unit interiors. Similar improvements to the properties totaled $164,289 and $301,143 in 1999 and 1998, respectively.

         The average occupancy level experienced at the Oakbrook property in Columbus, Ohio was 93% in 2000, down from 96% in 1999. The decrease in occupancy resulted from increased competition from new communities that opened during 2000. The average market rental rate increased from $587 in 1999 to $599 in 2000. As a result, revenues received at Oakbrook decreased by $13,344 in 2000 versus 1999. Management's goal in 2001 is to achieve and maintain occupancy levels at 95%.

         At the Woodhills property in Dayton, Ohio the average occupancy level in 2000 was 92%, unchanged from 1999. The average market rental rate increased from $587 in 1999 to $607 in 2000 and rental concessions decreased from $48,000 in 1999 to $28,000 in 2000. As a result, revenues received at Woodhills increased by $62,596 in 2000 versus 1999. Management remains optimistic that the improvement achieved in 2000 will continue at the community in 2001.

         Deerfield, our Cincinnati, Ohio property, achieved an occupancy level of 95% in 2000 versus 96% in 1999. The average effective rental rate at the property increased from $625 in 1999 to $641 in 2000. As a result, rental revenues received increased $36,062 in 2000 versus 1999. Management's goal in 2001 is to maintain occupancy levels in excess of 95% while implementing rental rate increases as the market will allow.

OUTLOOK

         During 2001, management will strive to improve the portfolio's net operating income by achieving revenue growth (through increased rental rates and occupancy levels) while controlling operating expenditures. We are optimistic these efforts will be successful in the upcoming year.

Very truly yours,

   /s/ John M. Prugh                                   /s/ Daniel P. Riedel

John M. Prugh, President                           Daniel P. Riedel, President
Brown-Benchmark AGP, Inc.                          Benchmark Equities, Inc.
Administrative General Partner                     Development General Partner

                           BROWN-BENCHMARK PROPERTIES
                               LIMITED PARTNERSHIP
                              Financial Statements

                          INDEPENDENT AUDITORS' REPORT






The Partners
Brown-Benchmark Properties Limited Partnership:


We have audited the accompanying balance sheets of Brown-Benchmark Properties Limited Partnership as of December 31, 2000 and 1999, and the related statements of operations, partners' capital (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying statements of operations, partners' capital (deficit) and cash flows of Brown-Benchmark Properties Limited Partnership for the year ended December 31, 1998, were audited by other auditors whose report thereon dated January 27, 1999, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2000 and 1999 financial statements referred to above present fairly, in all material respects, the financial position of Brown-Benchmark Properties Limited Partnership as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ KPMG LLP

January 19, 2001, except as to note 10,
    which is as of February 14, 2001

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                                 Balance Sheets

                                                                                  December 31,
                                                                    --------------------------------------
                                                                          2000                  1999
                                                                    ----------------      ----------------
Assets

Investment in real estate                                           $    12,786,886       $    13,597,059
Cash and cash equivalents                                                   638,784               541,297
Other assets
         Accounts receivable, net of allowance for doubtful
                accounts of $137,134 and $106,273, respectively              14,144               157,015
         Prepaid expenses                                                    14,412                15,416
         Escrow for real estate taxes                                       268,995               273,763
         Loan fees, less accumulated amortization
                of $72,353 and $51,681, respectively                         31,009                51,681
                                                                    ----------------      ----------------

                      Total other assets                                    328,560               497,875
                                                                    ----------------      ----------------

                      Total assets                                  $    13,754,230       $    14,636,231
                                                                    ================      ================

Liabilities and Partners' Capital (Deficit)

Liabilities
         Accounts payable and accrued expenses                      $       593,486       $       599,642
         Tenant security deposits                                           125,701               143,657
         Due to affiliates                                                    8,326                 7,661
         Mortgage loans payable                                          13,710,478            13,953,098
                                                                    ----------------      ----------------

                      Total liabilities                                  14,437,991            14,704,058
                                                                    ----------------      ----------------
Partners' Capital (Deficit)
         General Partners                                                  (227,278)             (214,960)
         Assignor Limited Partner
                Assignment of limited partnership
                  interests - $25 stated value per unit
                  500,000 units outstanding                                (371,634)              231,934
                Limited partnership interests -
                  $25 stated value per unit,
                  40 units outstanding                                      (84,949)              (84,901)
         Subordinated Limited Partners                                          100                   100
                                                                    ----------------      ----------------

                   Total partners' capital (deficit)                      (683,761)              (67,827)
                                                                    ----------------      ----------------

                   Total liabilities and partners' capital(deficit)$    13,754,230       $    14,636,231
                                                                     ===============      ================




See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Operations
                        For the years ended December 31,

                                                            2000             1999             1998
                                                      -------------------------------------------------

Revenues
    Rental                                            $    4,081,685   $    3,996,371    $   3,888,213
    Interest income                                           29,033           18,401           29,601
                                                      ---------------  ---------------   --------------

                                                           4,110,718        4,014,772        3,917,814
                                                      ---------------  ---------------   --------------

Expenses
    Compensation and benefits                                462,688          451,339          386,179
    Utilities                                                309,069          292,518          284,857
    Property taxes                                           365,388          358,325          363,441
    Maintenance and repairs                                  409,838          335,540          337,062
    Property management fee                                  184,044          180,106          175,198
    Advertising                                               44,401           48,632           55,792
    Insurance                                                 34,094           34,606           33,748
    Other                                                     52,687           51,895           51,093
    Administrative                                            79,135           59,694           58,308
    Interest expense                                       1,065,946        1,083,985        1,100,463
    Depreciation of property and equipment                   933,322          934,622        1,010,051
    Amortization of loan fees                                 20,672           20,672           20,673
                                                      ---------------  ---------------   --------------

                                                           3,961,284        3,851,934        3,876,865
                                                      ---------------  ---------------   --------------

Net income                                            $      149,434   $      162,838    $      40,949
                                                      ===============  ===============   ==============

Net income per unit of assignee limited
    partnership interest - basic                      $         0.29   $         0.32    $        0.08
                                                      ===============  ===============   ==============




See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                    Statements of Partners' Capital (Deficit)
                        For the years ended December 31,

                                                          Assignor Limited Partner
                                                    -----------------------------------
                                                       Assignment
                                                       of Limited          Limited      Subordinated
                                        General        Partnership       Partnership       Limited
                                        Partners        Interests         Interests       Partners          Total
                                    --------------  ----------------  ---------------  -------------  ---------------

Balance at December 31, 1997        $    (188,422)  $     1,532,225    $     (84,797)   $       100    $   1,259,106

Net income                                    819            40,127                3              -           40,949

Distributions to partners
             and unitholders              (15,307)         (749,985)             (60)             -         (765,352)
                                    --------------  ----------------  ---------------  -------------  ---------------

Balance at December  31, 1998            (202,910)          822,367          (84,854)           100          534,703

Net income                                  3,257           159,568               13              -          162,838

Distributions to partners
             and unitholders              (15,307)         (750,001)             (60)             -         (765,368)
                                    --------------  ----------------  ---------------  -------------  ---------------

Balance at December  31, 1999            (214,960)          231,934          (84,901)           100          (67,827)

Net income                                  2,989           146,433               12              -          149,434

Distributions to partners
             and unitholders              (15,307)         (750,001)             (60)             -         (765,368)
                                    --------------  ----------------  ---------------  -------------  ---------------

Balance at December  31, 2000       $    (227,278)  $      (371,634)   $     (84,949)   $       100    $    (683,761)
                                    ==============  ================  ===============  =============  ===============


See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Cash Flows
                        For the years ended December 31,

                                                                      2000             1999               1998
                                                               -----------------------------------------------------
Cash flows from operating activities
    Net income                                                 $       149,434    $     162,838    $         40,949
    Adjustments to reconcile net income to net
      cash provided by operating activities
          Depreciation of property and equipment                       933,322          934,622           1,010,051
          Amortization of loan fees                                     20,672           20,672              20,673
          Changes in assets and liabilities
            (Increase) decrease in accounts receivable, net            142,871          (68,676)            (15,143)
            Decrease in prepaid expenses                                 1,004              332              13,288
            (Increase) decrease in escrow deposits                       4,768          (15,072)            (34,919)
            Increase (decrease) in accounts payable and
                accrued expenses                                        (6,156)         (14,965)              4,050
            Increase  (decrease) in tenant security deposits           (17,956)           5,358              (1,130)
            Increase (decrease) in due to affiliates                       665            2,217              (5,448)
                                                               ----------------   --------------   -----------------

Net cash provided by operating activities                            1,228,624        1,027,326           1,032,371
                                                               ----------------   --------------   -----------------

Cash flows used in investing activities-
    additions to investment in real estate                            (123,149)        (164,289)           (301,143)
                                                               ----------------   --------------   -----------------

Cash flows from financing activities
   Distributions to partners                                          (765,368)        (765,368)           (765,352)
   Mortgage loan principal reduction                                  (242,620)        (224,580)           (208,103)
                                                               ----------------   --------------   -----------------

Net cash used in financing activities                               (1,007,988)        (989,948)           (973,455)
                                                               ----------------   --------------   -----------------

Net increase (decrease) in cash and cash equivalents                    97,487         (126,911)           (242,227)
Cash and cash equivalents
    Beginning of year                                                  541,297          668,208             910,435
                                                               ----------------   --------------   -----------------

    End of year                                                $       638,784    $     541,297    $        668,208
                                                               ================   ==============   =================



See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                          Notes to Financial Statements

                        December 31, 2000, 1999 and 1998

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

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(2)    Summary of Significant Accounting Policies (continued)

       Impairment of Long-Lived Assets

       In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, based on fair value, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. During 2000, no events or circumstances indicated that the assets of the Partnership were impaired.

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                                   2000                        1999
                                                           ---------------------------------------------

                Land                                       $     1,257,000              $     1,257,000
                Buildings                                       21,416,568                   21,416,568
                Furniture, fixtures and equipment                2,570,262                    2,447,113
                                                           ----------------             ----------------

                                                                25,243,830                   25,120,681
                Less: Accumulated depreciation                  12,456,944                   11,523,622
                                                           ----------------             ----------------

                Total                                      $    12,786,886              $    13,597,059
                                                           ================             ================



(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and money market funds, stated at cost, which approximates market value at December 31, 2000 and 1999.

 (5)   Related Party Transactions

       The Partnership expensed certain administrative and professional fees of $48,756 in 2000, $43,733 in 1999 and $40,823 in 1998, of which $8,326,
       $7,661 and $5,444 were payable to the Administrative General Partner at December 31, 2000, 1999 and 1998, respectively. These reimbursements were for costs and expenses associated with administering the Partnership, including legal services, clerical services, investor communication services and reports and filings made to regulatory authorities.

                BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(5)    Related Party Transactions (continued)

       Benchmark Properties, Inc., an affiliate of the Development General Partner, and managing agent for the Properties, earned a management fee equal to 4.5% of the gross monthly operating revenues of the Properties. The total management fee expense was $184,044 in 2000, $180,106 in 1999 and $175,198 in 1998.

       At December 31, 1999, accounts receivable included short-term advances to an affiliate of the Development General Partner of $133,594.

(6)    Mortgage Loans Payable

       The mortgage loans on the Properties bear interest at 7.7% and are due June 1, 2002. Monthly payments are based on a 25-year amortization schedule with a balloon payment due at maturity. These loans are secured by the land, buildings and improvements of the apartment communities.

       The mortgage amounts outstanding at December 31 were:

                                             2000                    1999
                                    -----------------------------------------

                Woodhills           $     4,160,421          $     4,234,044
                Oakbrook                  4,065,866                4,137,815
                Deerfield                 5,484,191                5,581,239
                                    ----------------         ----------------

                                    $    13,710,478          $    13,953,098
                                    ================         ================


       The mortgage loan interest paid was $1,065,946, $1,083,985 and $1,100,463 for the years ended December 31, 2000, 1999 and 1998, respectively.

       Over the next two years the outstanding mortgage loans as of December 31, 2000 will mature as follows: $261,987 in 2001 and $13,448,491 in 2002.

(7)    Income for Income Tax Purposes

       The Partnership's  income for income tax purposes differs from the income
       (loss) for financial reporting purposes due to differences in the Partnership's computation of depreciation for income tax purposes. For income tax purposes, real property, other than land, and personal property are being depreciated over 27 1/2 and 7 years, respectively, using the Modified Accelerated Cost Recovery System.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(7)    Income for Income Tax Purposes (continued)

       Reconciliations of net income to income for income tax purposes are as follows:

                                                               2000              1999             1998
                                                        -------------------------------------------------

                Net income                              $     149,434    $      162,838    $      40,949
                Difference in depreciation                     32,533            45,072          241,265
                                                        --------------   ---------------   --------------

                Income for income tax purposes          $     181,967    $      207,910    $     282,214

                                                        ==============   ===============   ==============


(8)    Distributions to Investors

       Distributions of cash to investors were $765,368, $765,368 and $765,352 for the years ended December 31, 2000, 1999 and 1998, respectively. The distributions in 2000, 1999 and 1998 were derived from funds provided by operations and partnership reserves of $27,707, $40,817 and $50,509, respectively. Distributions allocated to a $25 Assignee Limited Partnership unit were $1.50 for each of the years in the three-year period ended December 31, 2000.

(9)    Partners' Capital

       The Partnership consists of the General Partners, Assignor Limited Partner, Holders of Assignee Units of Limited Partnership Interests and the Subordinated Limited Partners.

       The Partnership recognized the holders who purchased the assignment of 500,000 Units of the beneficial interests in limited partnership interests of the Partnership that were held by the Assignor Limited Partner. All ownership attributes of the assigned limited partnership interests are granted to the holders of Units, including voting rights, the right to receive reports, access records, call meetings and consent to certain actions, and rights to a percentage of the Partnership's income, gains, losses, deductions, credits and distributions. Unitholders are also bound by the terms of the Partnership Agreement.

       The Assignor Limited Partner holds 40 Units of limited partnership interests in the Partnership for its own account. The Assignor Limited Partner has all the rights attributable to such units under the Partnership Agreement except that these units of limited partnership interest are nonvoting.

                BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(9)    Partners' Capital (continued)

       Distributions to the Partners and holders of Units relating to operations of the Properties are based on net cash flow, as defined in the Partnership Agreement. The holders of Units receive 98% of net cash flow and the General Partners each receive 1%. Profit and loss from operations are allocated in the same proportion. Net income (loss) per Unit as disclosed on the Statements of Operations is based on 500,000 Units outstanding.

       Net proceeds of sale or operational stage financing of the Properties will be allocated as follows:

         o To Unitholders until the capital account of each Unitholder is equal to the sum of his or her adjusted capital balance plus a noncompounded annual return of 10% of the adjusted capital balance to the extent that such return has not been provided from prior distributions of net cash flow.

         o Any remainder will be distributed 80% to the Unitholders, 1% to each of the General Partners, 14% to Benchmark Communities, Inc. and 4% to Realty Associates 1987 Limited Partnership as Subordinated Limited Partners.

       Restrictions exist regarding transferability or disposition of Units.

(10)   Subsequent Event

       On February 14, 2001, the Partnership made a cash distribution totaling $191,342 of which 98% was allocated to the holders of assignee limited partnership interests. This distribution was derived from funds provided by operations. Each holder of assignee limited partnership interests received a cash distribution of $.37 per $25 Unit.

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

         Deborah J. Maxson
         Treasurer

     Brown-Benchmark AGP, Inc.
     Administrative General Partner:

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer


                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 2000 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Relations
         Brown-Benchmark AGP, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202

                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202

                                  Legal Counsel

         Wilmer, Cutler & Pickering
         100 Light Street
         Baltimore, Maryland 21202


                               Further Information


Please  submit  changes  in  name,   address,   investment   representative  and
distribution instructions to Investor Relations at the above address.


For further information or questions regarding your investment, please call Jennifer Zepp, Investment Coordinator, at 410-547-3033.