Form 10-K, Exhibit 13
period 2001-12-31
BROWN BENCHMARK PROPERTIES LIMITED PARTNERSHIP
filed 2002-03-27
CIK 818084

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


                               2001 ANNUAL REPORT

                                 April 10, 2002



Dear Partner:

         This annual report for Brown-Benchmark Properties Limited Partnership (the "Partnership") contains financial results for the year ended December 31, 2001, as well as a review of operations of the Partnership during the year.

CASH DISTRIBUTION

         On February 14, 2002, the Partnership made a cash distribution to its partners totaling $191,342. Each investor received (or had deposited into a predesignated account) his or her share of this cash flow in the amount of $0.375 per $25 Unit, which represented a 6% annualized return.

OPERATIONS

         Rental revenues for the three apartment communities increased $12,951, or .3%, for the year ended December 31, 2001 as compared to the year ended December 31, 2000 versus an increase of $85,314, or 2.1%, for the year ended December 31, 2000 compared to the year ended December 31, 1999. The increases in 2001 and 2000 were a result of higher rental rates at each of the properties resulting in revenue growth despite decreases in aggregate occupancy levels. The average monthly rental rate (inclusive of concessions) for the portfolio has increased from $593 in 1999 to $612 in 2000 to $624 in 2001, representing an increase of approximately 3% in 2000 and 2% in 2001. Collectively, the properties' average occupancy level was 94% in 1999, 93% in 2000 and 91% in 2001.

         Management remains diligent in its efforts to control operating expenditures at each of the three communities while preserving the invested capital. Total operating expenses, excluding interest charges, depreciation and amortization costs, increased by 4.3% in 2001 compared to 2000 and 7.1% in 2000 compared to 1999. The majority of the increase in 2001 was due to the continued exterior painting of the communities and normal inflation. The increase in 2000 was due primarily to higher maintenance and repair costs, including exterior painting of a portion of the communities.

         The proportionately larger increase in operating expenses (excluding interest charges, depreciation and amortization) versus revenues during 2001 and 2000 resulted in decreases of approximately $84,300 (or 3.9%), and $32,700 (or 1.5%), respectively in the combined properties' net operating income.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

         Interest expense on the Partnership's mortgage loans decreased $19,388 and $18,039 in 2001 and 2000, respectively, due to principal payments totaling $261,977 in 2001, $242,620 in 2000 and $224,580 in 1999.

         Capital expenditures for all three communities during 2001 totaled $107,131 and consisted primarily of carpet replacements and upgrades to the unit interiors. Similar improvements to the properties totaled $123,149 and $164,289 in 2000 and 1999, respectively.

         The average occupancy level experienced at the Oakbrook property in Columbus, Ohio was 91% in 2001, down from 93% in 2000. The decrease in occupancy resulted from increased competition from new communities opened during the last two years. The average market rental rate at Oakbrook increased from $595 in 2000 to $616 in 2001. As a result, revenues at Oakbrook increased by $17,597 in 2001 versus 2000. The apartment market in Columbus remains extremely competitive given the new supply coupled with the favorable environment for first-time home buyers resulting from low interest rates. Management expects to increase marketing efforts in 2002 in an attempt to improve our property's share of the market.

         At the Woodhills property in Dayton, Ohio the average occupancy level in 2001 was 90%, down from 92% in 2000. The average market rental rate (inclusive of rental concessions) increased from $594 in 2000 to $603 in 2001. Revenues at Woodhills decreased by $8,407 in 2001 versus 2000. The apartment market in Dayton remains competitive. There has not been significant growth in the local economy and low interest rates have made home ownership a more affordable alternative. Management is focused on tenant retention to maintain the property's occupancy level during this difficult environment.

         While the average effective rental rate at Deerfield, our Cincinnati, Ohio property, increased from $641 in 2000 to $648 in 2001, the property's occupancy level slipped from 95% to 93%. As a result, only a modest revenue increase of $3,761 was achieved at the property during 2001 when compared to 2000. Management's goal in 2002 is to improve its occupancy levels through increased marketing efforts. Significant rate increases are not expected in the near term.

FINANCING

         The Partnership's long-term debt with Canada Life Assurance Company matures on June 1, 2002. The General Partners have had discussions with our lender and expect to receive a loan commitment to extend our existing loan for one year. All terms are expected to remain the same, except that the interest rate should decrease to 7.5% from 7.7%. There will be no prepayment penalty and the loan may be paid off following a sixty-day notice to the lender.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

MANAGEMENT and OUTLOOK

         Effective January 7, 2002, the Administrative General Partner has consented to the assignment of the Management Agreements on the three properties to NHP Management Company (an affiliate of AIMCO Properties, L.P., "AIMCO"). We also anticipate the assignment of the Development General Partner's interest in the Partnership to AIMCO. The Limited Partners will be receiving correspondence soliciting their consent to this assignment.

         The General Partners are currently evaluating a sale of the three apartment properties. A national broker has been engaged to market the portfolio. Should an acceptable selling price be negotiated we will solicit the consent of the Limited Partners for their approval of the transaction, as required in the Partnership Agreement. Should an acceptable selling price not be achieved through this process, we will secure long-term financing and continue to operate the properties.

         We will report again in May on the progress of the sales effort, first quarter operations, and the 2002 budget.

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

                          INDEPENDENT AUDITORS' REPORT







The Partners
Brown-Benchmark Properties Limited Partnership:


We have audited the accompanying balance sheets of Brown-Benchmark Properties Limited Partnership as of December 31, 2001 and 2000, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown-Benchmark Properties Limited Partnership as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


                                  /s/ KPMG LLC

Baltimore, Maryland
January 25, 2002, except as to note 10,
    which is as of February 14, 2002

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


                                 Balance Sheets

                                                                                       December 31,
                                                                         --------------------------------------
                                                                                2001                  2000
                                                                         ----------------      ----------------
Assets
Investment in real estate                                                $    11,950,233       $    12,786,886
Cash and cash equivalents                                                        563,187               638,784
Other assets
         Accounts receivable, net of allowance for doubtful
                accounts of $156,890 and $137,134, respectively                   19,135                14,144
         Prepaid expenses                                                         15,868                14,412
         Escrow for real estate taxes                                            272,753               268,995
         Loan fees, less accumulated amortization
                of $93,022 and $72,353, respectively                              10,340                31,009
                                                                         ----------------      ----------------

                      Total other assets                                         318,096               328,560
                                                                         ----------------      ----------------

                      Total assets                                       $    12,831,516       $    13,754,230
                                                                         ================      ================


Liabilities and Partners' Capital (Deficit)

Liabilities
         Accounts payable and accrued expenses                           $       635,865       $       593,486
         Tenant security deposits                                                113,348               125,701
         Due to affiliates                                                         8,891                 8,326
         Mortgage loans payable                                               13,448,501            13,710,478
                                                                         ----------------      ----------------

                      Total liabilities                                       14,206,605            14,437,991
                                                                         ----------------      ----------------


Partners' Capital (Deficit)
         General Partners                                                       (241,104)             (227,278)
         Assignor Limited Partner
                Assignment of limited partnership
                  interests - $25 stated value per unit
                  500,000 units outstanding                                   (1,049,082)             (371,634)
                Limited partnership interests -
                  $25 stated value per unit,
                  40 units outstanding                                           (85,003)              (84,949)
         Subordinated Limited Partners                                               100                   100
                                                                         ----------------      ----------------

                      Total partners' capital (deficit)                       (1,375,089)             (683,761)
                                                                         ----------------      ----------------

                      Total liabilities and partners' capital (deficit)  $    12,831,516       $    13,754,230
                                                                         ================      ================





See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Operations
                        For the years ended December 31,

                                                              2001             2000             1999
                                                         -------------------------------------------------
Revenues
    Rental                                               $    4,094,636   $    4,081,685    $   3,996,371
    Interest income                                              16,058           29,033           18,401
                                                         ---------------  ---------------   --------------

                                                              4,110,694        4,110,718        4,014,772
                                                         ---------------  ---------------   --------------

Expenses
    Compensation and benefits                                   475,700          462,688          451,339
    Utilities                                                   309,181          309,069          292,518
    Property taxes                                              385,828          365,388          358,325
    Maintenance and repairs                                     472,248          409,838          335,540
    Property management fee                                     184,606          184,044          180,106
    Advertising                                                  46,984           44,401           48,632
    Insurance                                                    34,909           34,094           34,606
    Other                                                        65,692           52,687           51,895
    Administrative                                               50,495           79,135           59,694
    Interest expense                                          1,046,558        1,065,946        1,083,985
    Depreciation of property and equipment                      943,784          933,322          934,622
    Amortization of loan fees                                    20,669           20,672           20,672
                                                         ---------------  ---------------   --------------

                                                              4,036,654        3,961,284        3,851,934
                                                         ---------------  ---------------   --------------

Net income                                               $       74,040   $      149,434    $     162,838
                                                         ===============  ===============   ==============

Net income per unit of assignee limited
    partnership interest - basic                         $         0.15   $         0.29    $        0.32
                                                         ===============  ===============   ==============


See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                    Statements of Partners' Capital (Deficit)
                        For the years ended December 31,

                                                          Assignor Limited Partner
                                                    -----------------------------------
                                                       Assignment
                                                       of Limited          Limited      Subordinated
                                        General        Partnership       Partnership       Limited
                                        Partners        Interests         Interests       Partners          Total
                                    --------------  ----------------  ---------------  -------------  ---------------
Balance at December 31, 1998        $    (202,910)  $       822,367    $     (84,854)   $       100    $     534,703

Net income                                  3,257           159,568               13              -          162,838

Distributions to partners
             and unitholders              (15,307)         (750,001)             (60)             -         (765,368)
                                    --------------  ----------------  ---------------  -------------  ---------------

Balance at December  31, 1999            (214,960)          231,934          (84,901)           100          (67,827)

Net income                                  2,989           146,433               12              -          149,434

Distributions to partners
             and unitholders              (15,307)         (750,001)             (60)             -         (765,368)
                                    --------------  ----------------  ---------------  -------------  ---------------

Balance at December  31, 2000            (227,278)         (371,634)         (84,949)           100         (683,761)

Net income                                  1,481            72,553                6              -           74,040

Distributions to partners
             and unitholders              (15,307)         (750,001)             (60)             -         (765,368)
                                    --------------  ----------------  ---------------  -------------  ---------------

Balance at December  31, 2001       $    (241,104)  $    (1,049,082)   $     (85,003)   $       100    $  (1,375,089)
                                    ==============  ================  ===============  =============  ===============



See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Cash Flows
                        For the years ended December 31,

                                                                      2001              2000               1999
                                                               ------------------------------------------------------
Cash flows from operating activities
    Net income                                                 $        74,040    $      149,434    $        162,838
    Adjustments to reconcile net income to net
      cash provided by operating activities
          Depreciation of property and equipment                       943,784           933,322             934,622
          Amortization of loan fees                                     20,669            20,672              20,672
          Changes in assets and liabilities
            (Increase) decrease in accounts receivable, net             (4,991)          142,871             (68,676)
            (Increase) decrease in prepaid expenses                     (1,456)            1,004                 332
            (Increase) decrease in escrow deposits                      (3,758)            4,768             (15,072)
            Increase (decrease) in accounts payable and
                accrued expenses                                        42,379            (6,156)            (14,965)
            Increase (decrease) in tenant security deposits            (12,353)          (17,956)              5,358
            Increase in due to affiliates                                  565               665               2,217
                                                               ----------------   ---------------   -----------------

Net cash provided by operating activities                            1,058,879         1,228,624           1,027,326
                                                               ----------------   ---------------   -----------------

Cash flows used in investing activities-
    additions to investment in real estate                            (107,131)         (123,149)           (164,289)
                                                               ----------------   ---------------   -----------------

Cash flows from financing activities
   Distributions to partners                                          (765,368)         (765,368)           (765,368)
   Mortgage loan principal reduction                                  (261,977)         (242,620)           (224,580)
                                                               ----------------   ---------------   -----------------

Net cash used in financing activities                               (1,027,345)       (1,007,988)           (989,948)
                                                               ----------------   ---------------   -----------------

Net increase (decrease) in cash and cash equivalents                   (75,597)           97,487            (126,911)
Cash and cash equivalents
    Beginning of year                                                  638,784           541,297             668,208
                                                               ----------------   ---------------   -----------------

    End of year                                                $       563,187    $      638,784    $        541,297
                                                               ================   ===============   =================



See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                          Notes to Financial Statements

                        December 31, 2001, 2000 and 1999


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

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(2)    Summary of Significant Accounting Policies (continued)

       Use of Estimates

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(2)    Summary of Significant Accounting Policies (continued)

       Impairment of Long-Lived Assets

       The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets considered to be impaired are written down to estimated fair value. If the Partnership decides to sell a property, it evaluates the recoverability of the carrying amount of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sale proceeds, the property is written down to estimated fair value, less costs to sell, and an impairment loss is recognized. During 2001 and 2000 no events or circumstances indicated that the assets of the Partnership were impaired.

       New Accounting Pronouncement

       In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 does not change the fundamental provisions of SFAS No. 121; however, it resolves various implementation issues of SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of APB Opinion No. 30 to report separately discontinued operations but extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. We do not believe that adoption of SFAS No. 144 in 2002 will have a material effect on the Partnership's financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                     2001                 2000
                                            ------------------------------------

         Land                               $      1,257,000     $     1,257,000
         Buildings                                21,416,568          21,416,568
         Furniture, fixtures and equipment         2,677,393           2,570,262
                                            -----------------    ---------------

                                                  25,350,961          25,243,830
         Less accumulated depreciation            13,400,728          12,456,944
                                           -----------------    ----------------

Total                                       $     11,950,233     $    12,786,886
                                           =================    ================



(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and money market funds, stated at cost, which approximates market value at December 31, 2001 and 2000.

 (5)   Related Party Transactions

       The Partnership expensed certain administrative and professional fees of $34,706 in 2001, $48,756 in 2000 and $43,733 in 1999, of which $8,891,
       $8,326 and $7,661 were payable to the Administrative General Partner at December 31, 2001, 2000 and 1999, respectively.

       These reimbursements were for costs and expenses associated with administering the Partnership, including legal services, clerical services, investor communication services and reports and filings made to regulatory authorities.

       Benchmark Properties, Inc., an affiliate of the Development General Partner, and managing agent for the Properties, earned a management fee equal to 4.5% of the gross monthly operating revenues of the Properties. The total management fee expense was $184,606 in 2001, $184,044 in 2000 and $180,106 in 1999.

(6)    Mortgage Loans Payable

       The mortgage loans on the Properties bear interest at 7.7% and are due June 1, 2002. Monthly payments are based on a 25-year amortization schedule with a balloon payment due at maturity. These loans are secured by the land, buildings and improvements of the apartment communities.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(6)    Mortgage Loans Payable (continued)

       The mortgage amounts outstanding at December 31 were:

                                      2001                     2000
                               ------------------------------------------
         Woodhills             $      4,080,925          $     4,160,421
         Oakbrook                     3,988,176                4,065,866
         Deerfield                    5,379,400                5,484,191
                               -----------------         ----------------

                               $     13,448,501          $    13,710,478
                               =================         ================


       The mortgage loan interest paid was $1,046,558, $1,065,946 and $1,083,985 for the years ended December 31, 2001, 2000 and 1999, respectively.

       The outstanding mortgage loan as of December 31, 2001 of $13,448,501 will mature in 2002. The General Partners expect to obtain a commitment from the existing lender to extend the loan for one year. All terms are expected to remain the same, except that the interest rate should decrease to 7.5%.

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


       Reconciliation of net income to income for income tax purposes are as follows:

                                          2001          2000           1999
                                      ---------------------------------------

       Net income                      $  74,040    $  149,434    $  162,838
       Difference in depreciation         44,796        32,533        45,072
                                      -----------   -----------   -----------

       Income for income tax purposes  $ 118,836    $  181,967    $  207,910
                                      ===========   ===========   ===========

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(8)    Distributions to Investors

       Distributions of cash to investors were $765,368, for each of the years in the three-year period ended December 31, 2001. The distributions in 2001, 2000 and 1999 were derived from funds provided by operations and partnership reserves of $95,983, $27,707 and $40,817, respectively. Distributions allocated to a $25 Assignee Limited Partnership Unit were $1.50 for each of the years in the three-year period ended December 31, 2001.

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

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(9)    Partners' Capital (continued)

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

(10)   Subsequent Event

       On February 14, 2002, the Partnership made a cash distribution totaling $191,342 of which 98% was allocated to the holders of assignee limited partnership interests. This distribution was derived from funds provided by operations. Each holder of assignee limited partnership interests received a cash distribution of $.37 per $25 Unit.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP




                             Partnership Information


     Directors and Executive Officers

     Benchmark Equities, Inc.
     Development General Partner

         Daniel P. Riedel
         Chairman, President and Director

         Deborah J. Maxson
         Treasurer

     Brown-Benchmark AGP, Inc.
     Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer


                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 2001 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

         Investor Services
         Brown-Benchmark AGP, Inc.
         225 East Redwood Street
         Baltimore, Maryland 21202



                                    Auditors

         KPMG LLP
         111 South Calvert Street
         Baltimore, Maryland 21202



                                  Legal Counsel

         Wilmer, Cutler & Pickering
         100 Light Street
         Baltimore, Maryland 21202



                               Further Information

     Please submit changes in name, address, investment representative and distribution instructions to Investor Services at the above address.


     For further information or questions regarding your investment, please call Yolanda Harris, Investor Services Coordinator, at 410-547-3016.