Form 10-K, Exhibit 13
period 2002-12-31
BROWN BENCHMARK PROPERTIES LIMITED PARTNERSHIP
filed 2003-03-27
CIK 818084

BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


                               2002 ANNUAL REPORT

                                 April 10, 2003



Dear Partner:

         This annual report for Brown-Benchmark Properties Limited Partnership (the "Partnership") contains financial results for the year ended December 31, 2002, as well as a review of operations of the Partnership during the year.

CASH DISTRIBUTION

         On February 18, 2003, the Partnership made a cash distribution to its partners totaling $95,663. Each investor received (or had deposited into a predesignated account) his or her share of this cash flow in the amount of $0.19 per $25 Unit, which represented a 3% annualized return.

OPERATIONS

         Rental revenues for the three apartment communities decreased $43,302, or 1.1%, for the year ended December 31, 2002 as compared to the year ended December 31, 2001, versus an increase of $12,951, or .3%, for the year ended December 31, 2001 compared to the year ended December 31, 2000. The decrease in 2002 was a result of increased rental concessions offset by increased occupancy at each of the properties. The increase in 2001 was a result of higher rental rates at each of the properties resulting in revenue growth despite decreases in aggregate occupancy levels. The average monthly rental rate (inclusive of concessions) for the portfolio increased from $612 in 2000 to $624 in 2001 but decreased to $600 in 2002, representing an increase of approximately 2% in 2001 and a decrease of approximately 4% in 2002. Collectively, the properties' average occupancy level was 93% in 2000, 91% in 2001 and 93% in 2002.

         Management remains diligent in its efforts to control operating expenditures at each of the three communities while preserving the invested capital. Total operating expenses, excluding interest charges, depreciation and amortization costs, increased by 7.6% in 2002 compared to 2001 and 4.3% in 2001 compared to 2000. The majority of the increase in 2002 was due to increased insurance premiums, and higher administrative, advertising and professional fees relating to reporting and potential sale activity. The increase in 2001 was due primarily to higher maintenance and repair costs, including exterior painting of a portion of the communities.

         The proportionately larger increase in operating expenses (excluding interest charges, depreciation and amortization) versus revenues during 2002 and 2001 resulted in decreases of approximately $154,875 (or 7.6%), and $84,300 (or 3.9%), respectively in the combined properties' net operating income.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

         Interest expense on the Partnership's mortgage loans increased $14,842 in 2002. This was the result of the loan extension fee partly offset by a reduced principal balance and savings from the reduced interest rate. Interest expense decreased $19,388 in 2001, due to a reduced principal balance. Principal payments totaled $271,798 in 2002, $261,977 in 2001 and $242,620 in 2000.

         Capital expenditures for all three communities during 2002 totaled $144,831 and consisted primarily of carpet replacements and upgrades to the unit interiors. Similar improvements to the properties totaled $107,131 and $123,149 in 2001 and 2000, respectively.

         The average occupancy level experienced at the Oakbrook property in Columbus, Ohio was 92% in 2002, up from 91% in 2001. The increase in occupancy resulted from decreased rental rates, necessitated by competition from other communities. The average market rental rate at Oakbrook decreased from $616 in 2001 to $600 in 2002. The decline in rental revenue was offset by increases in fee income, causing total revenues to increase $14,622 in 2002 versus 2001. The apartment market in Columbus remains extremely competitive given the new supply coupled with the favorable environment for first-time home buyers resulting from low interest rates. Management expects to continue marketing efforts in 2003 in an attempt to improve our property's share of the market.

         At the Woodhills property in Dayton, Ohio the average occupancy level in 2002 was 93%, up from 90% in 2001. Due to increased rental concessions, the average market rental rate (inclusive of rental concessions) decreased from $603 in 2001 to $579 in 2002. Revenues at Woodhills decreased by $13,295 in 2002 versus 2001. The apartment market in Dayton remains competitive. There has not been significant growth in the local economy and low interest rates have made home ownership a more affordable alternative. Management is focused on tenant retention to maintain the property's occupancy level during this difficult environment.

         The average occupancy level experienced at the Deerfield property in Cincinnati, Ohio remained at 93% in 2002, the same as 2001. However, the average market rental rate (inclusive of rental concessions) decreased from $648 in 2001 to $618 in 2002, a result of increased concessions. The decline in rental revenue was partly offset by increases in fee income, resulting in a $44,629 decrease in total revenue in 2002 versus 2001. The Cincinnati market is experiencing an over-supply of apartment units and the market occupancy has dropped below 90%.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP


FINANCING

         The Partnership's long-term debt with Canada Life Assurance Company matures on June 1, 2003. The General Partners have had discussions with the lender and have received a loan commitment to extend our existing loans for one additional year through June 1, 2004. All terms remain the same, except that the interest rate will decrease to 6.5% from 7.5%. There will be no prepayment penalty and the loan may be paid off following a sixty-day notice to the lender.


MANAGEMENT and OUTLOOK

         The General Partners are currently preparing for a sale of the three apartment properties. The properties were marketed for sale during 2002, but negotiations ended without an acceptable contract. A new national broker has been engaged to market the portfolio. Should an acceptable selling price be negotiated, we will solicit the consent of the Limited Partners for their approval of the transaction, as required in the Partnership Agreement. Should an acceptable selling price not be achieved through this process, we will secure long-term financing and continue to operate the properties.

         We will report again in May on the progress of the sales effort, first quarter operations, and the 2003 budget.

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

                          INDEPENDENT AUDITORS' REPORT





The Partners
Brown-Benchmark Properties Limited Partnership:


We have audited the accompanying balance sheets of Brown-Benchmark Properties Limited Partnership as of December 31, 2002 and 2001, and the related statements of operations, partners' capital (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown-Benchmark Properties Limited Partnership as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



    /s/  KPMG LLP


Baltimore, Maryland
January 24, 2003, except as to note 10,
    which is as of February 18, 2003

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP
                                 Balance Sheets

                                                                                          December 31,
                                                                             -------------------------------------
                                                                                     2002                 2001
                                                                             ----------------      ---------------
Assets
Investment in real estate                                                    $    11,140,873       $   11,950,233
Cash and cash equivalents                                                            313,444              563,187
Other assets
         Accounts receivable, net of allowance for doubtful
                accounts of $4,771 and $156,890, respectively                         22,312               19,135
         Prepaid expenses                                                             29,369               15,868
         Escrow for real estate taxes                                                300,360              272,753
         Loan fees, less accumulated amortization
                of $103,362 and $93,002 respectively                                       -               10,340
                                                                             ----------------      ---------------

                      Total other assets                                             352,041              318,096
                                                                             ----------------      ---------------

                      Total assets                                           $    11,806,358       $   12,831,516
                                                                             ================      ===============


Liabilities and Partners' Capital (Deficit)

Liabilities
         Accounts payable and accrued expenses                               $       669,415       $      635,865
         Tenant security deposits                                                    146,819              113,348
         Due to affiliates                                                            11,306                8,891
         Mortgage loans payable                                                   13,176,703           13,448,501
                                                                             ----------------      ---------------

                      Total liabilities                                           14,004,243           14,206,605
                                                                             ----------------      ---------------


Partners' Capital (Deficit)
         General Partners                                                           (257,560)            (241,104)
         Assignor Limited Partner
                Assignment of limited partnership
                  interests - $25 stated value per unit
                  500,000 units outstanding                                       (1,855,358)          (1,049,082)
                Limited partnership interests -
                  $25 stated value per unit,
                  40 units outstanding                                               (85,067)             (85,003)
         Subordinated Limited Partners                                                   100                  100
                                                                             ----------------      ---------------

                      Total partners' capital (deficit)                           (2,197,885)          (1,375,089)
                                                                             ----------------      ---------------

                      Total liabilities and partners' capital (deficit)      $    11,806,358       $   12,831,516
                                                                             ================      ===============


               See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Operations
                        For the years ended December 31,

                                                          2002             2001              2000
                                                   --------------------------------------------------
Revenues
    Rental                                         $    4,051,334     $   4,094,636    $   4,081,685
    Interest income                                         1,715            16,058           29,033
                                                   ---------------   ---------------  ---------------

                                                        4,053,049         4,110,694        4,110,718
                                                   ---------------   ---------------  ---------------

Expenses
    Compensation and benefits                             444,203           475,700          462,688
    Utilities                                             318,909           309,181          309,069
    Property taxes                                        375,173           385,828          365,388
    Maintenance and repairs                               466,439           472,248          409,838
    Property management fee                               182,060           184,606          184,044
    Advertising                                            66,817            46,984           44,401
    Insurance                                             118,479            34,909           34,094
    Other                                                 104,627            65,692           52,687
    Administrative                                        103,811            50,495           79,135
    Interest expense                                    1,061,400         1,046,558        1,065,946
    Depreciation of property and equipment                954,191           943,784          933,322
    Amortization of loan fees                              10,340            20,669           20,672
                                                   ---------------   ---------------  ---------------

                                                        4,206,449         4,036,654        3,961,284
                                                   ---------------   ---------------  ---------------

Net income (loss)                                  $     (153,400)    $      74,040    $     149,434
                                                   ===============   ===============  ===============

Net income (loss) per unit of assignee limited
    partnership interest - basic                   $        (0.30)    $        0.15    $        0.29
                                                   ===============   ===============  ===============



              See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                    Statements of Partners' Capital (Deficit)
                        For the years ended December 31,


                                                          Assignor Limited Partner
                                                    -----------------------------------
                                                       Assignment
                                                       of Limited          Limited      Subordinated
                                        General        Partnership       Partnership       Limited
                                        Partners        Interests         Interests       Partners          Total
                                    --------------  ----------------  ---------------  -------------  ---------------
Balance at December 31, 1999        $  (214,960)    $    231,934       $  (84,901)      $    100       $    (67,827)

Net income                                2,989          146,433               12              -            149,434

Distributions to partners
             and unitholders            (15,307)        (750,001)             (60)             -           (765,368)
                                    ------------    -------------     ------------     ----------     --------------

Balance at December  31, 2000          (227,278)        (371,634)         (84,949)           100           (683,761)

Net income                                1,481           72,553                6              -             74,040

Distributions to partners
             and unitholders            (15,307)        (750,001)             (60)             -           (765,368)
                                    ------------    -------------     ------------     ----------     --------------

Balance at December  31, 2001          (241,104)      (1,049,082)         (85,003)           100         (1,375,089)

Net loss                                 (3,068)        (150,320)             (12)             -           (153,400)

Distributions to partners
             and unitholders            (13,388)        (655,956)             (52)             -           (669,396)
                                    ------------    -------------     ------------     ----------     --------------

Balance at December  31, 2002       $  (257,560)    $ (1,855,358)      $  (85,067)      $    100       $ (2,197,885)
                                    ============    =============     ============     ==========     ==============





              See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                            Statements of Cash Flows
                        For the years ended December 31,

                                                                      2002              2001               2000
                                                               ------------------------------------------------------
Cash flows from operating activities
    Net income (loss)                                          $      (153,400)   $       74,040    $        149,434
    Adjustments to reconcile net income (loss) to net
      cash provided by operating activities
          Depreciation of property and equipment                       954,191           943,784             933,322
          Amortization of loan fees                                     10,340            20,669              20,672
          Changes in assets and liabilities
            (Increase) decrease in accounts receivable, net             (3,177)           (4,991)            142,871
            (Increase) decrease in prepaid expenses                    (13,501)           (1,456)              1,004
            (Increase) decrease in escrow deposits                     (27,607)           (3,758)              4,768
            Increase (decrease) in accounts payable and
                accrued expenses                                        33,550            42,379              (6,156)
            Increase (decrease) in tenant security deposits             33,471           (12,353)            (17,956)
            Increase in due to affiliates                                2,415               565                 665
                                                               ----------------   ---------------   -----------------

Net cash provided by operating activities                              836,282         1,058,879           1,228,624
                                                               ----------------   ---------------   -----------------

Cash flows used in investing activities-
    additions to investment in real estate                            (144,831)         (107,131)           (123,149)
                                                               ----------------   ---------------   -----------------

Cash flows from financing activities
   Distributions to partners                                          (669,396)         (765,368)           (765,368)
   Mortgage loan principal reduction                                  (271,798)         (261,977)           (242,620)
                                                               ----------------   ---------------   -----------------

Net cash used in financing activities                                 (941,194)       (1,027,345)         (1,007,988)
                                                               ----------------   ---------------   -----------------

Net increase (decrease) in cash and cash equivalents                  (249,743)          (75,597)             97,487
Cash and cash equivalents
    Beginning of year                                                  563,187           638,784             541,297
                                                               ----------------   ---------------   -----------------

    End of year                                                $       313,444    $      563,187    $        638,784
                                                               ================   ===============   =================



              See the accompanying notes to financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

                          Notes to Financial Statements

                        December 31, 2002, 2001 and 2000


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

       Depreciation

       Depreciation of property and equipment is computed using the straight-line method over the useful lives of the property and equipment as follows:

              Buildings                                  25 years
              Furniture, fixtures and equipment          10 years


       Amortization

       Loan fees incurred to obtain the permanent financing have been capitalized and are amortized over the life of the loans.

       Fair Value of Financial Instruments

       The fair value of financial instruments is determined by reference to various market data and other valuation considerations. The fair values of financial instruments approximate their recorded values.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(2) Summary of Significant Accounting Policies (continued)

       Impairment of Long-Lived Assets

       The Partnership records impairment losses on long-lived assets used in operations when events and circumstances indicate that the individual assets might be impaired, and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. Assets considered to be impaired are written down to estimated fair value. If the Partnership decides to sell a property, it evaluates the recoverability of the carrying amount of the assets. If the evaluation indicates that the carrying value is not recoverable from estimated net sale proceeds, the property is written down to estimated fair value, less costs to sell, and an impairment loss is recognized. During 2002 and 2001, no events or circumstances indicated that the assets of the Partnership were impaired.

      New Accounting Pronouncement

      In October 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and APB Opinion No. 30, "Reporting the Results of Operations
      - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Statement does not change the fundamental provisions of SFAS No. 121; however, it resolves various implementation issues of SFAS No. 121 and establishes a single accounting model for long-lived assets to be disposed of by sale. It retains the requirement of Opinion No. 30 to report separately discontinued operations but extends that reporting to a component of an entity that on or after January 1, 2002, either has been disposed of (by sale, abandonment, or in distribution to owners) or is classified as held for sale. Additionally, SFAS No. 144 requires that assets and liabilities of components held for sale, if material, be disclosed separately in the balance sheet. Adoption of SFAS No. 144 effective January 1, 2002 did not affect the Partnership's financial statements.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(3)    Investment in Real Estate

       Investment in real estate is summarized as follows at December 31:

                                                  2002                  2001
                                           ------------------------------------

      Land                                 $   1,257,000      $     1,257,000
      Buildings                               21,416,568           21,416,568
      Furniture, fixtures and equipment        2,822,224            2,677,393
                                          --------------      ---------------

                                              25,495,792           25,350,961
      Less accumulated depreciation           14,354,919           13,400,728
                                          --------------      ---------------

      Total                               $   11,140,873      $    11,950,233
                                          ==============      ===============


(4)    Cash and Cash Equivalents

       Cash and cash equivalents consist of cash and money market funds, stated at cost, which approximates market value at December 31, 2002 and 2001.

(5)    Related Party Transactions

       The Partnership expensed certain administrative and professional fees of $83,494 in 2002, $34,706 in 2001 and $48,756 in 2000, of which $11,306,
       $8,891 and $8,326 were payable to the Administrative General Partner at December 31, 2002, 2001 and 2000, respectively.
       These reimbursements were for costs and expenses associated with administering the Partnership, including legal services, clerical services, investor communication services and reports and filings made to regulatory authorities.

       Benchmark Properties, Inc., an affiliate of the Development General Partner, the managing agent for the properties through January 7, 2002, earned a management fee equal to 4.5% of the gross monthly operating revenues of the Properties. The total management fee expense was $3,422 in 2002, $184,606 in 2001 and $184,044 in 2000. Effective January 7,
       2002, the management agreement was assigned to NHP Management Company. NHP Management Company earned a management fee of $178,638 for the year.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(6)    Mortgage Loans Payable

       The mortgage loans had a stated rate of interest of 7.7% through June 1, 2002 (original maturity). Monthly payments were based on a 25-year amortization schedule with a balloon payment due at maturity. Effective June 1, 2002 the lender agreed to extend the loans for one year under terms similar to the existing loans, except the interest rate was reduced to 7.5%. These loans are secured by the land, buildings and improvements of the apartment communities.

       The mortgage amounts outstanding at December 31 were:

                                 2002                    2001
                           --------------------------------------

       Woodhills           $   4,001,382          $    4,080,925
       Oakbrook                3,911,307               3,988,176
       Deerfield               5,264,014               5,379,400
                           --------------         ---------------

                           $  13,176,703          $   13,448,501
                           ==============         ===============


       The mortgage loan interest paid was $962,954, $1,046,558 and $1,065,946 for the years ended December 31, 2002, 2001 and 2000, respectively.

       The outstanding mortgage loans as of December 31, 2002 of $13,176,703 will mature in 2003. The General Partners have obtained a commitment from the existing lender to extend the loans for one additional year through June 1, 2004. All terms remain the same, except that the interest rate will decrease to 6.5% effective June 1, 2003.

(7)    Income (Loss) for Income Tax Purposes

       The Partnership's income (loss) for income tax purposes differs from the income (loss) for financial reporting purposes due to differences in the Partnership's computation of depreciation for income tax purposes. For income tax purposes, real property, other than land, and personal property are being depreciated over 27 1/2 and 7 years, respectively, using the Modified Accelerated Cost Recovery System.

                 BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

(7) Income (Loss) for Income Tax Purposes (continued)

    Reconciliation of net income (loss) to income (loss) for income tax purposes are as follows:

                                              2002           2001            2000
                                         -------------------------------------------------
Net income (loss)                        $  (153,400)    $    74,040    $   149,434
Difference in depreciation                    53,217          44,796         32,533
                                         ------------    ------------   ------------
Income (loss) for income tax purposes    $  (100,183)    $   118,836    $   181,967
                                         ============    ============   ============


(8)    Distributions to Investors

       Distributions of cash to investors were $669,396, $765,368 and $765,368 for the years ended December 31, 2002, 2001 and 2000, respectively. The distributions in 2002, 2001 and 2000 were derived from funds provided by operations and partnership reserves of $179,223, $95,983 and $27,707, respectively. Distributions allocated to a $25 Assignee Limited Partnership Unit were $1.31 in 2002 and $1.50 for each of 2001 and 2000.

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

(10)   Subsequent Event

       On February 18, 2003, the Partnership made a cash distribution totaling $95,663 of which 98% was allocated to the holders of assignee limited partnership interests. This distribution was derived from funds provided by operations. Each holder of assignee limited partnership interests received a cash distribution of $.19 per $25 Unit.

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

         Deborah J. Maxson
         Treasurer

     Brown-Benchmark AGP, Inc.
     Administrative General Partner

         John M. Prugh
         President and Director

         Peter E. Bancroft
         Vice President and Director

         Terry F. Hall
         Secretary

         Timothy M. Gisriel
         Treasurer



                                    Form 10-K

A copy of the Partnership's Annual Report on Form 10-K for 2002 as filed with the Securities and Exchange Commission is available to partners without charge on request by writing to:

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